AYA GOLD & SILVER INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

WHEN
MANAGEMENT PROXY CIRCULAR
You are invited to our annual general meeting of shareholders to be held on Friday, June 12, 2026, at 10:00 A.M. EDT. It will be an in-person meeting held at 1320 Graham, suite 132, Town of Mount Royal, QC H3P 3C8.
You may exercise your rights by attending the meeting or by completing a form of proxy.
YOUR VOTE IS IMPORTANT

Friday, June 12, 2026 10 A.M. EDT

WHERE
1320 Graham, suite 132, Town of Mount Royal, QC H3P 3C8

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NOTICE OF MEETING
NOTICE is hereby given that the annual general meeting of the shareholders of Aya Gold & Silver Inc. (“Aya” or the “Corporation”) will be held in person on Friday, June 12, 2026, at 10:00 a.m. (Eastern Daylight Time) at 1320 Graham, suite 132, Town of Mount Royal, QC H3P 3C8 (together with all adjournments and postponements thereof, the “Meeting”), for the following purposes:
1.to receive the Audited Consolidated Financial Statements for the year ended December 31, 2025, together with the report of the auditors thereon;
2.to elect the directors of Aya for the ensuing year;
3.to appoint KPMG LLP as auditors of Aya and authorize the board of directors to fix their remuneration;
4.to approve an advisory and non-binding resolution on our approach to executive compensation; and
5.to transact such further and other business as may properly be brought before the Meeting or any adjournment or postponement thereof.
Additional information relating to the matters to be put before the Meeting is set forth in the attached Management Proxy Circular (the "Circular"). A form of proxy (“Proxy”) or a voting instruction form (“VIF”) is also enclosed.
Registered Shareholders
Each registered holder of common shares of the Corporation at the close of business on April 23, 2026, (the “Record Date”) is entitled to receive notice of, and to vote such common shares at the Meeting, either in person or by proxy, in accordance with the procedures described in the Circular. Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their common shares will be voted at the Meeting are requested to complete, sign and deliver the enclosed form of proxy to TSX Trust Company by mail at Proxy Department, P.O. Box 721, Agincourt, ON M1S 0A1, or by fax at 416-607-7964 (within North America and outside North America), or by email at proxyvote@tmx.com. Registered shareholders may also exercise their voting rights (i) by calling the toll-free number 1-888-489-7352 or any other number indicated on the Proxy or (ii) by going to the following website: www.meeting-vote.com. For any additional information concerning this matter, please contact TSX Trust Company by calling at no charge at 1-800-387-0825 (within North America) and at 416-682-3860 (outside North America) or by e-mail at shareholderinquiries@tmx.com. In order to be valid and acted upon at the Meeting, Proxies must be delivered to TSX Trust Company by 10:00 A.M. (Eastern Daylight Time) on June 10, 2026. Further instructions with respect to voting by proxy are provided in the Proxy and in the Circular.
Non-Registered Shareholders
Shareholders may also beneficially own common shares that are registered in the name of a broker, another intermediary or an agent of that broker or intermediary. If a shareholder holds its common shares in a brokerage account, such shareholder is not a registered shareholder. Without specific instructions, intermediaries are prohibited from voting common shares for their clients. If a shareholder is a non-registered shareholder, it is vital that the VIF provided to such shareholder be returned according to the instructions, sufficiently in advance of the
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deadline specified by the broker, intermediary or its agent, to ensure that they are able to provide voting instructions on such shareholder’s behalf.
Every shareholder’s participation is important to us, and we encourage shareholders to exercise their vote by completing their Proxy or VIF prior to the Meeting, even if shareholders expect to attend.
Notice-and-Access
Aya has chosen to deliver the Circular, the management’s discussion and analysis, the consolidated financial statements of the Corporation and the auditor’s report for the year and quarter ended December 31, 2025, and other related materials of the Meeting (together, the “Proxy Materials”) using Notice-and-Access provisions, which govern the delivery of proxy-related materials to shareholders utilizing the internet. Notice-and-Access provisions are found in section 9.1.1 of Regulation 51-102 respecting Continuous Disclosure Obligations (“Regulation 51-102”), for delivery to registered shareholders, and in section 2.7.1 of Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer (“Regulation 54-101”), for delivery to beneficial shareholders (together, the “Notice-and-Access Provisions”).
Notice-and-Access Provisions allow Aya to choose to deliver Proxy Materials to shareholders by posting them on SEDAR+ and on a non-SEDAR+ website, provided that the conditions of Regulation 51-102 and Regulation 54-101 are met, rather than by printing and mailing the documents. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings of shareholders. Aya may still choose to continue to deliver the Circular by mail, and shareholders are entitled to request a paper copy of the Circular document be mailed to them at the Corporation’s expense. Pursuant to the Notice-and-Access Provisions, Aya must send a notice to each registered and beneficial shareholder confirming internet availability (the “N&A Notification”), indicating that the Proxy Materials have been posted on Aya’s website and on SEDAR+, together with a Proxy or VIF (together with the N&A Notification, the “notice package”) and explaining how a shareholder can access the Proxy Materials or obtain paper copies thereof. We remind you to access and review all of the important information contained in the Proxy Materials before voting.
The Proxy Materials will be available online at: https://ayagoldsilver.com/investors/financial-reports/, in French and English. You may also find a copy on SEDAR+ under the Corporation’s profile at www.sedarplus.ca. Please review the Meeting materials prior to voting.
You may obtain a paper copy of the Proxy Materials at no cost by calling the toll-free number 1-888-433-6443 (toll-free in Canada and the United States) or 1-416-682-3801 (other countries). Alternatively, you can send your request by email at tsxt-fulfilment@tmx.com. Additional information on how the Notice-and-Access Provisions work can also be obtained at these same coordinates.
In order to allow you sufficient time to receive and review the Meeting materials and return the form of proxy or voting instructions form in the prescribed time, paper copies of the Meeting materials must be requested no later than May 27, 2026. If you request a paper copy of the Proxy Materials, please note that another form of proxy or voting instruction form will not be sent; please retain the one received with the notice package for voting purposes.
After the meeting, requests may be made by calling the same numbers. Please allow a period of 3 business days for processing your request as well as usual mailing times.
DATED in Town of Mount Royal, Quebec, this 13th day of May, 2026.
BY ORDER OF THE BOARD OF DIRECTORS
“Elias J. Elias”
Elias J. Elias, Chief Legal and Sustainability Officer
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MANAGEMENT PROXY CIRCULAR
dated May 13, 2026

This Management Proxy Circular (the “Circular”) accompanies the Notice of the 2026 Annual General Meeting (the “Notice of Meeting”) of holders (the “shareholders”, “you”, “your”) of common shares (the “common shares”) of Aya Gold & Silver Inc. (the “Corporation” or “Aya”, “we”, “us”) scheduled to be held in-person only at Suite 132, 1320 Graham, Town of Mount Royal, Quebec, Canada H3P 3C8 on June 12, 2026, at 10:00 A.M. (Eastern Daylight Time) (together with all adjournments and postponements thereof, the “Meeting”).
Unless otherwise noted, information in this Circular is given as at May 1, 2026. This Circular is provided in connection with the solicitation by management of the Corporation of proxies to be used at that Meeting and all adjournments or postponements thereof.
The delivery of this Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Circular. This Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.
NOTICE-AND-ACCESS
•What is Notice-and-Access?
Aya has chosen to deliver the Circular, the management’s discussion and analysis, the consolidated financial statements of the Corporation and the auditor’s report for financial year ended
December 31, 2025, and other related materials of the Meeting (together, the “Proxy Materials”) using Notice-and-Access provisions, which govern the delivery of proxy-related materials to shareholders utilizing the internet. Notice-and-Access provisions are found in section 9.1.1 of Regulation 51-102 respecting Continuous Disclosure Obligations (“Regulation 51-102”), for delivery to registered Shareholders, and in section 2.7.1 of Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer (“Regulation 54-101”), for delivery to beneficial shareholders (together, the “Notice-and-Access Provisions”).

Notice-and-Access Provisions allow Aya to choose to deliver Proxy Materials to shareholders by posting them on SEDAR+ and on a non-SEDAR+ website, provided that the conditions of Regulation 51-102 and Regulation 54-101 are met, rather than by printing and mailing the documents. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings of shareholders. Aya may still choose to continue to deliver the Circular by mail, and shareholders are entitled to request a paper copy of the Circular document be mailed to them at the Corporation’s expense.

Pursuant to the Notice-and-Access Provisions, Aya must send a notice to each registered and beneficial shareholder confirming internet availability (the “N&A Notification”), indicating that the Proxy Materials have been posted on Aya’s website and on SEDAR+, together with a form of Proxy (“Proxy”) or voting
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instructions form (“VIF”) (together with the N&A Notification, the “notice package”) and explaining how a shareholder can access the Proxy Materials or obtain paper copies thereof.
•Why is Aya relying upon the Notice-and-Access Provisions?
Use of the Notice-and-Access Provisions is a great way to protect the environment as many of you will elect to read the Circular online rather than print a paper copy or receive one by mail. Furthermore, not only does the use of the Notice-and-Access Provisions allow us to reduce the volume of paper relating to your Meeting, but it also reduces our costs of mailing.
•Where can I find the Proxy Materials?
The Proxy Materials will be available online at: https://ayagoldsilver.com/investors/financial-reports/, in French and English. You may also find a copy on SEDAR+ under the Corporation’s profile at www.sedarplus.ca. Please review the Proxy Materials prior to voting.
•What if I want a paper copy of the Proxy Materials
You may obtain a paper copy of the Proxy Materials at no cost by calling the toll-free number 1-888-433-6443 (toll-free in Canada and the United States) or 1-416-682-3801 (other countries). Alternatively, you can send your request by email at tsxt-fulfilment@tmx.com.
Additional information on how the Notice-and-Access Provisions work can also be obtained at these same coordinates.
In order to allow you sufficient time to receive and review the Meeting materials and return the form of proxy or voting instructions form in the prescribed time, paper copies of the Meeting materials must be requested no later than May 27, 2026. If you request a paper copy of the Proxy Materials, please note that another form of proxy or voting instruction form will not be sent; please retain the one received with the notice package for voting purposes.

SOLICITATION OF PROXIES
•Who is soliciting my proxy?
The solicitation of proxies will be conducted by management of the Corporation (through employees or agents) and will be made primarily by mail. However, management may solicit proxies at a nominal and customary cost by phone-email or by personal interview. We will bear all expenses in connection with the solicitation of proxies.

VOTING OF COMMON SHARES
•Am I a registered or a non-registered shareholder?
The voting process is different depending on whether you are a registered shareholder or a non-registered shareholder. Only registered shareholders or duly appointed proxy holders are permitted to vote directly at the Meeting.
You are a registered shareholder if your name appears in the shareholders’ register maintained by the Corporation’s transfer agent, TSX Trust Company. The control number on your Proxy should have 13 digits.
You are a non-registered shareholder if your common shares are not registered in your own name, but are instead registered in the name of:
•a bank, trust company, securities dealer or broker, a trustee or administrator of self-administered RRSP, RRIF, RESP or similar plan; or
•a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant;
•(each, an “Intermediary”)
Most shareholders are non-registered shareholders because the common shares they own are not registered in their names. If you are a non-registered shareholder, the control number on your VIF can have either 13 or 16 digits.
Without specific instructions, Intermediaries are prohibited from voting the common shares for their client. Pursuant to Regulation 54-101, each
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Intermediary is required to request voting instructions from non-registered shareholders prior to shareholders meetings. Intermediaries have their own procedures for sending materials and their own guidelines for the return of documents. Non-registered shareholders should strictly follow those instructions to ensure that the voting rights attached to their common shares are cast at the Meeting.
Registered Shareholders
If you are a registered shareholder, you can vote at the Meeting or by proxy, whether or not you are able to attend the Meeting in person.
Registered shareholders electing to vote by submitting a Proxy may do so in the following ways:

By Mail Complete your Proxy, sign and date it, and send it to TSX Trust Company in the envelope provided.
By Email Complete your Proxy, sign and date it, and send it to TSX Trust Company at the following email: proxyvote@tmx.com.

By Telephone
Call the toll-free number 1-888-489-7352 or any other number indicated on your Proxy from a touch-tone phone. Follow the instructions. You will need your control number, which appears on your Proxy.

On the Internet Go to www.meeting-vote.com and follow the instructions on screen. You will need your control number, which appears on your Proxy.
By Fax Complete your Proxy, sign and date it, and fax it to TSX Trust Company via 1-416-607-7964.
At the meeting, in-person attendance Do not complete the Proxy. Your votes will be taken and counted at the Meeting.

Appointing someone else to attend the Meeting and vote your shares for you
As a shareholder, you have the right to appoint a proxy holder to attend the Meeting and exercise your voting rights. You have the right to appoint a proxy holder other than the persons whose names already appear as proxy holders in the Proxy, by inserting the name of the proxy holder of your choice in the blank space provided for that purpose in the Proxy. The proxy holder need not be a shareholder of Aya. If the shareholder is a corporation, the Proxy must be executed by a duly authorized officer or a representative thereof. You may enter your voting instructions by following the instructions indicated on the front and back of the Proxy.

Non-Registered Shareholders
It is important to note that non-registered shareholders fall into 2 categories – those who object to their identity being known to the Corporation (“OBOs”) and those who do not object to their identity being known to the Corporation (“NOBOs”).
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The Proxy Materials are being sent to both registered owners and NOBOs by our transfer agent TSX Trust Company. If you are a NOBO, and the materials are sent directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.
By choosing to send the material to NOBOs directly, we (and not the Intermediary holding shares on your behalf) assume responsibility for (i) delivering Meeting materials to each NOBO, and (ii) executing the NOBO’s proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.
For any shareholder who is an OBO, Aya will not send the Proxy Materials directly to you. Aya will, however, pay for Intermediaries to deliver the Proxy Materials.
Voting Using the VIF
Applicable regulatory policy requires your Intermediary to seek voting instructions from you in advance of the Meeting. Every Intermediary has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your common shares are voted at the Meeting. You are asked to complete and return the VIF to the Intermediary by telephone, facsimile or mail as provided thereon. Alternatively, you may be able to vote online at www.proxyvote.com using your 16-digit control number or at www.meeting-vote.com using your 13-digit control number.
If you are a non-registered shareholder and would like additional information or assistance in completing your VIF or in obtaining the required information to submit your vote on the matters to be dealt with at the Meeting, you should contact your Intermediary.
Attending the Meeting and Voting in Person
Non-registered shareholders (NOBOs and OBOs) cannot use the VIF to vote directly at the Meeting. If you are a non-registered shareholder and wish to attend and vote at the Meeting in person, you should follow the instructions on the VIF and insert your name (or the name of such other individual that you want to appoint to vote on your behalf) in the blank space provided for that purpose on the VIF and return the completed VIF in accordance with the instructions thereon in advance of the Meeting.
•What am I voting on?
You will be asked to vote on:
a.the election of directors of Aya for the ensuing year;
b.the appointment of KPMG LLP as auditors of Aya for the ensuing year and the authorization for the directors to fix their remuneration;
c.our approach to executive compensation, through an advisory and non-binding resolution; and
d.such other business as may properly be brought before the Meeting or at any adjournment or postponement thereof.
For the specifics on each of the items of business noted above, see the information provided under the heading “Agenda for the Meeting”.
•Who will vote my common shares?
Your proxyholder is the person you appoint to cast your votes at the Meeting on your behalf. You may choose Benoit La Salle, Aya’s President and Chief Executive Officer or Elias J. Elias, Chief Legal and Sustainability Officer & Corporate Secretary of the Corporation , or any other person that you want to be your proxyholder. If you want to authorize Benoit La Salle or Elias J. Elias as your proxyholder, please leave the box near the top of the form blank as the names of Benoit La Salle and Elias J. Elias are already pre-printed on the form. If you return the form and have left the box for the proxyholder’s name blank, then Benoit La Salle or Elias J. Elias will automatically become your proxyholder.
•How do I appoint someone other than the individuals stated in my Proxy or VIF to vote my common shares?
Write the name of this person, who need not be a shareholder, in the blank space provided in the Proxy or VIF. It is important to ensure that any other person you appoint as proxyholder is attending the Meeting and is aware that he or she has been appointed to vote your shares.
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•When does my Proxy or VIF have to be delivered?
Proxies or VIFs must be delivered to TSX Trust Company no later than 10:00 A.M. (Eastern Daylight Time) on June 10, 2026. Proxies delivered after that time will not be accepted, provided that the chair of the Meeting may waive or extend the proxy cut-off without notice.
If you are a non-registered shareholder, you should submit your vote by following the instructions on the VIF, whether or not you intend to attend the Meeting in person. Make sure your VIF is properly completed and submitted on or before the time and date indicated on your VIF in order for it to be delivered to TSX Trust Company by the cut-off date and time indicated above.
•How will my shares be voted if I give my proxy?
Your shares will be voted or withheld from voting in accordance with your instructions on the Proxy. The Proxy or VIF, as applicable, also confers discretionary authority upon the persons named therein. If any amendments are proposed to any matter, or if other matters are properly brought before the Meeting, then, in each case, your proxyholder can vote your shares as he or she sees fit. Management knows of no such amendments or other matters to come before the Meeting other than the matters referred to in the notice of annual meeting.
If you properly complete and return your Proxy or VIF appointing a representative of management as your proxyholder but do not specify how you wish the votes to be cast, your shares will be voted:
•FOR the election of the nominee directors mentioned in this Circular;
•FOR the appointment of KPMG LLP as auditors the ensuing year and the authorization for the directors to fix their remuneration; and
•FOR our approach to executive     compensation.
Your proxyholder will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the Meeting or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested.
•How can I change my votes and/or revoke a proxy I have given?
A shareholder who executes and returns the Proxy or VIF may revoke same in any manner permitted by law.
Registered Shareholders
Proxies given by registered shareholders for use at the Meeting may be revoked at any time before their use.
A proxy may be revoked:
•by depositing an instrument in writing, including another completed Proxy, executed by the registered shareholder, by the registered shareholder’s attorney duly authorized in writing, or where the registered shareholder is a company, by a duly authorized officer or attorney of such corporation, and delivered to the registered office of the Corporation, Suite 132, 1320 Graham, Town of Mount Royal, Montreal, Quebec, H3P 3C8, Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, or with the chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof,
•if the registered shareholder attends the Meeting, by voting itself, or
•in any other manner permitted by law.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.
Non-Registered Shareholders
Only registered shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their Intermediary to
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change their vote and, if necessary, revoke their proxy in accordance with their revocation procedures.
•How many shares are entitled to vote?
As of April 23, 2026 (the “Record Date”), there were 143,349,749 Aya shares issued and outstanding, each of which is entitled to one vote at the Meeting.
Only shareholders of record holding common shares at the close of business on the Record Date, who either personally attend the Meeting or who have duly completed and delivered a form of proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have their common shares voted at the Meeting.
To the best of our knowledge, no shareholder holds 10% or more, directly or indirectly, of our outstanding shares.
•Who counts the votes?
TSX Trust Company, our transfer agent, counts and tabulates the votes. This is done independently of Aya. Proxies are referred to Aya only in cases where a shareholder clearly intends to communicate with management or when it is necessary to meet the requirements of applicable law.
•How can I reach the transfer agent?
For general shareholder inquiries, you can contact the transfer agent:

Mail	TSX TRUST COMPANY 301-100 Adelaide St West Toronto, ON M5H 4H1
Email	shareholderinquiries@tmx.com
Telephone	within Canada and the United States at no charge at 1-800-387-0825 or 1-416-682-3860
Fax	within Canada and the United States at no charge at 1-800-387-0825 or 1-416-682-3860
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
This solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of Canada and the securities laws of the provinces of Canada. As a “foreign private issuer” as defined under applicable United States securities laws, the proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not applicable to the Corporation or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.
The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is governed by the Canada Business Corporations Act, certain of its directors and officers are residents of Canada and countries other than the United States, and all of the assets of the Company and a substantial portion of the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.
CURRENCY
The Corporation reports its financial results in United States dollars. All references to “$” or “dollars” in this Circular refer to United States dollars unless otherwise indicated.

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FORWARD-LOOKING INFORMATION

Certain statements in this Circular, referred herein as “forward-looking statements”, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may occur, are forward-looking statements. These statements relate to, among other things, Aya’s plans, objectives, expectations, estimates, beliefs, strategies and intentions. Forward-looking statements can generally be identified with words such as “plan”, “aim” “expect”, “budget”, “strategy”, “scheduled”, “estimate”, “forecast”, “target”, “future”, “guide”, “likely”, “anticipate”, “believe”, “intend”, “intention”, “assume”, “commitment”, “potential”, “project”, “schedule”, “track”, “pursuit”, “goal”, “continue”, “ongoing” and similar expressions or statements to the effect that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.
Forward-looking statements in this Circular include, but are not limited to, statements pertaining to: the Corporation’s plans with respect to compensation plans and practices; the Corporation's governance practices; the future stock price of our common shares; the Corporation's anticipated financial and operational growth and its projects.
Forward-looking statements contained in this Circular are based upon a number of factors, assumptions and information currently available to management that Aya believes to be reasonable at the time of the statements. Material factors and key assumptions used in the preparation of the forward-looking statements contained herein include, but are not limited to, the assumptions set forth herein and in the Corporation’s management’s discussion and analysis for the year ended December 31, 2025 (the “MD&A”) and the Corporation's annual information form for the year ended December 31, 2025, dated as of March 30, 2026 (the “AIF”). A number of factors could cause actual results, performance, decisions or achievements to differ materially from those expressed or implied in the forward-looking statements contained herein, including but not limited to the risks identified in of our AIF and our MD&A. These risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.
All of the forward-looking statements made in this Circular and the documents incorporated by reference herein are qualified by these cautionary statements. The forward-looking statements contained herein are made only as of the date hereof. Aya disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.
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MESSAGE FROM OUR PRESIDENT & CEO
Dear Fellow Shareholders,

2025 was a defining year for Aya Gold & Silver, marked by a step-change in production that positions the company as an emerging mid-tier producer. This transformation was driven by the successful ramp-up of our Zgounder Silver Mine, which contributed to record financial results, including revenues of $202 million, operating cash flow of $72 million, and earnings per share of $0.32.
With Zgounder now operating at steady state, and an extended life of mine to 2036, we are entering a phase of sustained cash flow generation in a supportive silver price environment, positioning us to advance our growth initiatives. Our planned investments span the full mining value chain, focusing on resource growth, scalability, and development. For 2026, we expect total production of approximately 6.2 to 6.8 million ounces of silver equivalent.
As we scale, we are focused on managing risk and improving performance in the areas that matter most. Our recent materiality assessment, detailed in our sustainability report, identified health and safety as a top priority, and we are increasing focus and resources accordingly.
Over the past year, we enhanced our operational capabilities and deepened engagement with all stakeholders. We maintained active engagement with ESG rating agencies and have seen encouraging improvements in our ratings. We continued to invest in our host communities through programs focused on livelihoods, education, and skills development.
From a governance perspective, we acted on shareholder feedback to enhance alignment on executive compensation through a comprehensive review. We engaged Willis Towers Watson to reassess our peer group and incentive frameworks, including performance-based equity, resulting in meaningful updates. In 2026, Aya introduced PSUs within its long-term incentive program to further align pay with performance and shareholder interests.
As we approach our Annual General Meeting, we recognize the final year of service of two long-standing directors whose leadership has been instrumental to Aya’s transformation. Mr. Robert Taub, a director for 10 years and Chair since 2020, and Dr. Juergen Hambrecht, a director since 2019 and Lead Independent Director, have made significant contributions. We thank them for their dedicated service.
As the Corporation evolves, strong, independent oversight is critical, and our Board nominees are selected to maintain a high level of expertise. We are therefore proposing Ms. Guedira, a current director, as Chair of the Board. She is a seasoned finance and mining executive with extensive experience in Morocco and international operations. She is currently the CEO of APM Capital Morocco SA and has previously served as Chief Financial Officer of OCP, a leading global phosphate producer. She brings deep expertise across the mining and energy sectors, combining an audit background with broad financial, operational, and governance expertise, as well as in-country experience in Morocco, where she is currently based.
We are also pleased to nominate Ms. Krystal Ramsden and Mr. Yves Bonin as new directors. Ms. Ramsden is a mining engineer with experience in capital markets across both buy-side and sell-side environments, along with strong governance capabilities. Mr. Bonin brings extensive financial reporting, finance, audit, M&A, and corporate governance leadership experience as a former PwC Partner and FCPA.
We have recently completed the cross listing on Nasdaq market, a milestone that we expect will enhance our visibility, broaden our investor base, and improve trading liquidity. This step reflects the progress we have made and supports our ambitions for continued growth.
On behalf of the management team and the Board, I would like to thank our employees, partners, communities, and shareholders for their continued support and trust. We remain committed to disciplined growth, continued ESG progress, and the creation of long-term value for all our stakeholders.
“Benoit La Salle”
Benoit La Salle, President & CEO
May 13, 2026
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AGENDA FOR THE MEETING
Financial Statements
Our audited consolidated financial statements for the fiscal year ended December 31, 2025, together with the auditor’s report thereon will be placed before the Meeting. These financial statements have been filed on SEDAR+ at www.sedarplus.ca and are available on our website at www.ayagoldsilver.com.
Election of Directors
Our articles provide that the minimum number of directors is three and the maximum number is eleven. This year, the Board passed a resolution to the effect that 6 of the directors currently serving on the Board and 2 new nominees be nominated for election. We have not received any director nominations from shareholders in accordance with the advance notice provision outlined in our by-laws. As such, the individuals listed in the summary table below are the sole nominees for election at the upcoming Meeting. Each nominee director must obtain a majority of "for" votes to be elected. Otherwise, the Board is prohibited from appointing them as a director until the subsequent annual meeting of shareholders, subject to certain exceptions provided for in the Canada Business Corporations Act.
Your nominees are:

Name	Independent?(2)	Committees			Principal Occupation	Director of Aya Since	2025 Voting Results
		AC	NCC(1)	ESGC(1)			For	Against
Yves Grou	Yes	C			Corporate director	June 2020	94.33%	5.67%
Ghislane Guedira	Yes			C	CEO of A.P.M. Capital Morocco S.A.	June 2024	99.90%	0.10%
Annie Torkia Lagacé	Yes				Chief Legal Officer at IAMGOLD	June 2023	99.91%	0.09%
Benoit La Salle	No				President and CEO of Aya	April 2020	85.71%	14.29%
Eloise Martin	Yes				Self-employed at EM Conseil	June 2022	97.07%	2.93%
John Burzynski	Yes				Executive Chairman of Osisko Metals Inc.	April 2025	99.92%	0.08%
Krystal Ramsden	Yes				Doctor of International Affairs Candidate	N/A(3)	N/A(3)	N/A(3)
Yves Bonin	Yes				Executive Vice-President and Chief Financial Officer of Cofomo Inc.	N/A(3)	N/A(3)	N/A(3)
(1)Dr. Juergen Hambrecht, who is not a director nominee at this year's AGM, was Lead Independent Director, chair of the Nomination and Compensation Committee and a member of the ESG Committee until the date of this year's AGM.
(2)Independence has been determined in accordance with the requirements of Regulation 52-110, on the basis of which the Board has determined that all director nominees, except Mr. La Salle (President and CEO), are independent.
(3)Ms. Ramsden and Mr. Bonin are new director nominees.
The full profiles of the director nominees are set out under the heading “Director nominees profiles”, starting on page 15 of this Circular. Biographical information for Mr. Robert Taub and Dr. Juergen Hambrecht, who are Board
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members until the date of the Annual General Meeting, is included in the section entitled "Governance - Board Mandate and Position Descriptions", starting at page 60 of this Circular.
We have assembled a Board that is the right size and has the relevant skills and experience to function efficiently and manage the business and affairs of Aya.

•We recommend that you vote FOR the election of the eight director nominees.
Unless otherwise instructed, the person(s) named in the Proxy or VIF will vote FOR the election of all nominee directors.
Management of Aya is confident that all nominees are able to serve as directors. In the unlikely event of the contrary, the person(s) named in the Proxy or VIF will have the authority to exercise their discretion and vote for an alternative nominee at the Meeting.
Appointment of Auditors
Effective March 31, 2021, KPMG LLP (“KPMG”) became auditors of Aya. You are now asked to pass an ordinary resolution approving the appointment of KPMG as auditors for the ensuing year and authorizing the Board to fix their remuneration. This resolution must be approved by a majority of the votes cast by shareholders present at the Meeting in person or by proxy.
We refer you to the section entitled “Audit Committee Information” of our AIF with respect to our 2025 financial year for more information on the Board’s Audit Committee and the fees paid to the auditors in the last two completed financial years. The AIF is available on SEDAR+ at www.sedarplus.ca and on our website at www.ayagoldsilver.com. We will provide you, free of charge, a copy of the AIF upon request to the Corporate Secretary at the address set forth on page 71.
At the 2025 annual general meeting of shareholders, 99.71% of votes cast were for the appointment of KPMG as auditors of Aya and authorizing the Board to fix their remuneration. 0.29% of the votes were withheld.

•We recommend that you vote FOR the appointment of KPMG as auditors of Aya for the current financial year and authorize the Board to fix their remuneration.
Unless otherwise instructed, the person(s) named in the Proxy or VIF will vote FOR the appointment of KPMG as auditors of Aya for the current financial year and authorize the Board to fix their remuneration.
Say On Pay
The Board is of the view that executive compensation is a pillar of sound governance practices. Consequently, the Board believes that it is important to give shareholders an effective way to provide input on our approach to executive compensation. You have the opportunity to vote for or against our approach to executive compensation through the following resolution:
“BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors of Aya, the shareholders accept the approach to executive compensation disclosed in Aya’s management proxy circular delivered in advance of the 2026 Annual General Meeting of shareholders.”
Your vote is advisory and non-binding. Nevertheless, the Board and the Nomination and Compensation Committee will take into account the outcome of the vote when determining future executive compensation. You can also write
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directly to the Chair of the Nomination and Compensation Committee with your views on our approach to executive compensation, at: governance@ayagoldsilver.com.
At the 2025 Annual General Meeting of shareholders, 45.63% of votes cast were for the adoption of the advisory and non-binding resolution regarding our approach to executive compensation. 54.37% of the votes were cast against the adoption of the advisory and non-binding resolution. In light of shareholder feedback on our approach to executive compensation, we have reviewed and modified our executive compensation framework to better align the interests of Aya executives with those of our shareholders and market practices. Details regarding the work completed by the Nomination and Compensation Committee together with an independent compensation consultant on this matter and the resulting modifications to our executive compensation program are set out from page 35.

•We recommend that you vote FOR the adoption of the advisory resolution to support our approach to executive compensation.

Unless otherwise instructed, the person(s) named in the Proxy or VIF will vote FOR the advisory resolution on Aya’s approach to executive compensation.
Other Business
No Other Business Known
Management does not intend to introduce any other business at the Meeting. If other items of business are brought up properly before the Meeting, you or the person(s) you have named in the Proxy or VIF will vote as they see fit.
Shareholder Proposals
Shareholders can submit shareholder proposals to the Corporation, which may be included in a management proxy circular relating to the 2027 annual meeting of shareholders, between January 21, 2027 and March 22, 2027.

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DIRECTOR NOMINEES’ PROFILES AND COMPENSATION
Director nominees’ profiles

KRYSTAL RAMSDEN | DIRECTOR NOMINEE 41, Milton, Ontario, Canada
Independent
Top 3 skills and competences •Mining Expertise •International Affairs •Financial Literacy
Other public company directorships: •None
Ms. Krystal Ramsden is a mining engineer and investment professional with 20 years of experience in the metals, mining, and energy sectors. She was a founding partner and Head of Research at Extract Capital, where she led technical and capital markets analysis of mining and oil & gas investment opportunities. She has extensive experience in deal sourcing and structuring across public and private equity investments, and in evaluating opportunities across commodities and jurisdictions through a technical, financial, and geopolitical risk lens. She previously held research roles at Cormark Securities and GMP Securities, covering gold, base metals, and specialty resources. Her early field experience includes roles with True North Gems and Suncor Energy in the oil sands. She holds a BASc in Mineral Engineering from the University of Toronto, a Master of Arts in International Affairs from Tufts University, and is expected to complete a Doctorate in International Affairs at Johns Hopkins University in 2026.

Securities Held at Record Date
Common shares	Stock options	RSUs	DSUs	PSUs	Total	Meets Share Ownership Requirement?
—	—	—	—	—		YES[1]
—%
$—	$—	$—	$—	$—	$—

(1)As per the Corporation’s Share Ownership Policy, Ms. Ramsden will, upon election, have a period of five years to meet the applicable ownership requirement.

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YVES BONIN | DIRECTOR NOMINEE 61, Saint-Bruno de Montarville, Quebec, Canada
Independent
Top 3 skills and competences •Audit and financial expertise •Senior leadership •Corporate governance
Other public company directorships: •None
Mr. Yves Bonin, FCPA, FCA, is a seasoned audit and finance executive with more than 30 years of experience in assurance, financial reporting, and corporate advisory roles. He began his career at PwC Montréal in 1986, where he held progressively senior roles, including Partner, Assurance (1998–2024). Over his career, he has led audits of private and public companies across a range of industries, including mining, energy, pharmaceuticals, technology, manufacturing, and services. He brings extensive expertise in financial reporting, including International Financial Reporting Standards (IFRS), as well as experience in strategic management, financing, and mergers and acquisitions. Mr. Bonin has advised CEOs, CFOs, and shareholders on complex financial and strategic matters. He currently holds the office of Executive Vice-President and Chief Financial Officer for COFOMO, serves on advisory boards of Spinelli, AGF Group, and Indero, and is a director of Mispro Biotech Services Inc. He holds a Bachelor of Business Administration from HEC Montréal and has been a Chartered Professional Accountant (CPA) since 1988, and a Fellow of the Ordre des CPA du Québec (FCPA) since 2019.

Securities Held at Record Date
Common shares	Stock options	RSUs	DSUs	PSUs	Total	Meets Share Ownership Requirement?
4,385	—	—	—	—		YES[1]
—%
$75,703	$—	$—	$—	$—	$75,703

(1)As per the Corporation’s Share Ownership Policy, Mr. Bonin will, upon election, have a period of five years to meet the applicable ownership requirement.

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	YVES GROU | DIRECTOR SINCE JUNE 2020 71, Montreal, Quebec, Canada
	Independent
	Top 3 skills and competences •Audit and financial expertise •Mining •Risk management
	Other public company directorships: •Falcon Energy Materials plc.
Mr. Grou is a CPA CA, having received his Bachelor in Commerce degree from McGill University. He is a member of the Quebec Institute of Chartered Accountants. He was co-founder in 1980 and a partner until 2004 of Grou, La Salle & Associates (“GLA”). He developed a business valuation expertise, having several high-profile clients. At GLA, Mr. Grou coordinated and led the reverse take-over process related to several public companies, having successfully completed several transactions with mining, oil and gas, telecommunications and medical devices companies of which some were located in France, Cuba, Thailand, West Africa and China. In 2004, GLA was sold to a major international accounting firm. Prior to 1980, Mr. Grou worked with Ernst & Young (Montreal) for three years. In addition to his current directorships, Mr. Grou is/was part of a board of directors of several public companies, in natural resources, renewable energy and materials.

Board and committee meetings attendance in 2025
•Board	100%	6/7
•Audit Committee (Chair)	100%	4/4
•Nomination and Compensation Committee	100%	2/3

Securities Held at Record Date
Common shares	Stock options[1]	RSUs	PSUs	DSUs	Total[2]	Meets Share Ownership Requirement?
35,515	70,000	—	—	91,248		YES
0.02%
$613,135	$1,050,259	$—	$—	$1,575,317	$2,188,452
(1)The value of unexercised and vested stock options held by the director was determined by calculating the difference between the closing price of the Corporation’s common shares on the TSX as of the Record Date, being CA$23.60, and the exercise price of the stock options, times the number of stock options, converted into USD using the closing exchange rate for April 23, 2026 reported by the Bank Al Maghrib being CA$1.00 equals to US$0.73.
(2)For the purpose of assessing compliance with the share ownership requirement, the total value of the common shares and DSUs held by the director was calculated based on the closing price of CA$23.60 of the Corporation’s common shares on the TSX on the Record Date. The exchange rate used to convert CAD to USD was the closing exchange rate for April 23, 2026 reported by the Bank Al Maghrib being CA$1.00 equals to US$0.73.

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GHISLANE GUEDIRA | DIRECTOR SINCE 2024 54, Casablanca, Casablanca-Settat, Morocco
Independent
Top 3 skills and competences: •Senior leadership •Audit and financial expertise •Capital markets and M&A
Other public company directorship: •RISMA - since 2020
Ms. Ghislane Guedira is the CEO of A.P. Moller Capital Morocco since 2025. Prior to 2025, Ms. Guedira served, for over a decade in leading executive roles within the OCP Group, the world's largest producer of phosphate and phosphate-based products and one of the largest phosphate, fertilizer, chemicals, and mineral industrial companies in the world by revenue. She initially joined the OCP Group as Advisor to the Chairman and CEO in 2010 and was promoted to the role of Chief Financial Officer in 2013. Ms. Guedira is also the founder of Amplitude Conseil, a firm through which she offers senior finance consultancy services since 2021. Ms. Guedira held the roles of Secretary General of Winxo in 2007 and several leadership positions at the Al Mada Group, a pan-African private conglomerate, from 1997 to 2006. She also worked as an Auditor at Arthur Andersen in Paris and in Casablanca for 5 years, after having graduated with a master’s degree from the ESCP Business School in 1992. She currently serves as a director and chair of the audit committees of RISMA and CDG Capital, since 2021, in addition to being a member of the Moroccan Privatization Valuation Body since 2019.

Board and committee meetings attendance in 2025
•Board	100%	7/7
•ESG Committee (Chair)	100%	2/2
•Audit Committee	100%	3/4(1)
(1) Ms. Guedira attended all Audit Committee meetings in 2025 from her appointment as a member in May of 2025.

Securities Held at Record Date
Common shares	Stock options	RSUs	PSUs	DSUs	Total	Meets Share Ownership Requirement?
—	—	—	—	21,852		YES[1]
—%
$—	$—	$—	$—	$377,256	$377,256
(1)For the purpose of assessing compliance with the share ownership requirement, the total value of the common shares and DSUs held by the director was calculated based on the closing price of CA$23.60 of the Corporation’s common shares on the TSX on the Record Date. The exchange rate used to convert CAD to USD was the closing exchange rate for April 23, 2026 reported by the Bank Al Maghrib being CA$1.00 equals to US$0.73. While the value of Ms. Guedira's holdings is less than three times her annual retainer, she nonetheless complies with the Share Ownership Policy of the Corporation, which sets out that directors are to meet the ownership requirement within a period of 5 years from their appointment.
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BENOIT LA SALLE | PRESIDENT, CHIEF EXECUTIVE OFFICER & DIRECTOR SINCE APRIL 2020 71, Boisbriand, Quebec, Canada
Non-independent
Top 3 skills and competences •Growth leadership •Mining •Capital markets
Other public company directorships: •Sama Resources Inc. •Falcon Energy Materials plc.
Mr. La Salle, FCPA, MBA, has over 25 years of experience in the development and operation of mining projects in West Africa. In 1995, he founded Canadian-based SEMAFO Inc., which grew from a junior explorer to a +250,000 ounce-per-year gold producer in West Africa. Mr. La Salle has been, and remains, a key stakeholder, an investor, a chairman, a board member or an executive of many public and private sector companies, primarily in the mining, energy and clean tech sectors where he has been a strong proponent of transformational change and shareholder value creation.

Board and committee meetings attendance in 2025
•Board	100%	7/7

Securities Held at Record Date
Common shares	Stock options[1]	RSUs	PSUs	DSUs	Total[2]	Meets Share Ownership Requirement?
158,930	1,800,000	216,904	26,010	—		YES
0.11%
$2,743,787	$18,804,727	$3,744,657	$449,040	$—	$6,937,484

(1) The value of unexercised and vested stock options held by the director was determined by calculating the difference between the closing price of the Corporation’s common shares on the TSX as of the Record Date, being CA$23.60, and the exercise price of the stock options, times the number of stock options, converted into USD using the closing exchange rate for April 23, 2026 reported by the Bank Al Maghrib being CA$1.00 equals to US$0.73.
(2)For the purpose of assessing compliance with the share ownership requirement, the total value of the common shares and PSUs held by the director was calculated based on the closing price of CA$23.60 of the Corporation’s common shares on the TSX on the Record Date. The exchange rate used to convert CAD to USD was the closing exchange rate for April 23, 2026 reported by the Bank Al Maghrib being CA$1.00 equals to US$0.73.

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ELOISE MARTIN | DIRECTOR SINCE JUNE 2022 44, Frankfurt, Hesse, Germany
Independent
Top 3 skills and competences: •Capital markets and project finance •Mining industry •ESG
Other public company directorships: •None
Ms. Martin has over fifteen years of experience in project finance, structured finance, and capital structuring advisory with a focus on the energy and natural resources sectors. Ms. Martin was an Executive Director with HCF International Advisers (now Hannam & Partners) from 2011 to 2019 in London. Prior to joining HCF, Ms. Martin was employed by ING in the project finance advisory team focusing on large scale projects in the energy and natural resources sector. With her move out of London in 2019 to this date, Ms. Martin has maintained her previous role at HCF (now Hannam & Partners) under a self-employed status. She thus continues to advise metals and mining companies on financial matters including but not limited to mergers and acquisitions, project finance raisings and valuation. Through her role with Hannam & Partners, Eloise is also involved on the EU-funded AfricaMaVal project, which looks to build EU-Africa partnerships to secure the supply of critical raw materials to Europe. She holds an MBA from ESSEC Graduate School of Management, Paris, as well as a Master of International Business (Honours) from L’Institut d’Etudes Politiques (Paris), and a Master of Humanities from Sorbonne University.

Board and committee meetings attendance in 2025
•Board	100%	7/7
•Audit Committee	100%	4/4
•Nomination and Compensation Committee	100%	3/3

Securities Held at Record Date
Common shares	Stock options	RSUs	PSUs	DSUs	Total[1]	Meets Share Ownership Requirement?
—	—	—	—	60,976		YES[1]
—%
$—	$—	$—	$—	$1,052,697	$1,052,697

(1)For the purpose of assessing compliance with the share ownership requirement, the total value of the common shares and DSUs held by the director was calculated based on the closing price of CA$23.60 of the Corporation’s common shares on the TSX on the Record Date. The exchange rate used to convert CAD to USD was the closing exchange rate for April 23, 2026 reported by the Bank Al Maghrib being CA$1.00 equals to US$0.73.
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ANNIE TORKIA LAGACÉ | DIRECTOR SINCE JUNE 2023 49, Montreal, Quebec, Canada
Independent
Top 3 skills and competences: •Corporate governance and legal •Mining sector •Financial literacy
Other public company directorships: •None
Annie Torkia Lagacé brings over 20 years of legal and financial experience, mainly within the mining and aerospace sectors, and currently serves as Chief Legal Officer of IAMGOLD. Prior to that, Ms. Torkia Lagacé held the positions of Senior-Vice President, Legal Affairs, General Counsel and Corporate Secretary of Bombardier Inc., several positions at Stornoway Diamonds, including Executive Vice-President, Finance and Corporate Services, and practiced law for more than 12 years in two leading Canadian law firms. She holds a civil law degree and a common law degree from the University of Ottawa as well as an EMBA from the Schulich School of Business in Toronto and the Kellogg School of Management in Chicago.

Board and committee meetings attendance in 2025
•Board	100%	7/7
•Audit Committee	100%	1/4(1)
•ESG Committee	100%	2/2
(1) Ms. Torkia Lagacé attended all Audit Committee meetings in 2025, during the period when she was a member thereof. Ms. Torkia Lagacé ceased being a member of the Audit Committee in May of 2025 when only 1 meeting had been held.

Securities Held at Record Date
Common shares	Stock options	RSUs	PSUs	DSUs	Total[1]	Meets Share Ownership Requirement?
15,450	—	—	—	39,733		YES[1]
0.01%
$266,731	$—	$—	$—	$685,955	$952,686
(1)For the purpose of assessing compliance with the share ownership requirement, the total value of the common shares and DSUs held by the director was calculated based on the closing price of CA$23.60 of the Corporation’s common shares on the TSX on the Record Date. The exchange rate used to convert CAD to USD was the closing exchange rate for April 23, 2026 reported by the Bank Al Maghrib being CA$1.00 equals to US$0.73.

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JOHN BURZYNSKI | DIRECTOR SINCE APRIL 2025 62, Toronto, Ontario, Canada
Independent
Top 3 skills and competences: •Mining •Capital Markets •Growth Leadership
Other public company directorship: •Osisko Metals Inc.
Mr. Burzynski currently serves as the Chairman and director of Osisko Metals Inc. He previously served as the Chairman, Chief Executive Officer and a director of Osisko Mining Inc., where he led his team in the discovery, development and sale of the Windfall Gold project to Gold Fields Ltd. for CA$2.2 billion. Mr. Burzynski has over 35 years’ experience as a professional geologist on international mining and development projects. Mr. Burzynski was one of the three original founders of Osisko Mining Corp., which developed and sold the Canadian Malartic mine in 2014 to an Agnico Eagle Mines Limited and Yamana Gold Inc. partnership for CA$3.9 billion, and created Osisko Gold Royalties (today a C$5 billion company). Mr. Burzynski was a co-winner together with Sean Roosen and Robert Wares of the Prospectors and Developers Association of Canada (“PDAC”)’s “Prospector of the Year Award” for 2007, and the Northern Miner’s “Mining Man of the Year” for 2009; and the “Prospector of the Year Award” for 2024, among numerous other awards. Mr. Burzynski holds a Bachelor of Science (Honours) degree in geology from Mount Allison University, and a Master of Science in exploration and mineral economics (MINEX) degree from Queen’s University. He is a registered P.Geo. in the province of Quebec, is a Fellow of the Royal Canadian Geographical Society and is an Honorary Colonel with the Royal Canadian Air Force. He was Chairman and a director of O3 Mining Inc. until January 23, 2025 when Agnico Eagle Mines Ltd. acquired effective control of O3 Mining.

Board and committee meetings attendance in 2025
•Board	75%	3/4(1)
(1) Mr. Burzynski attended 3 of the 4 meetings held in 2025 after his appointment in April of the same year.

Securities Held at Record Date
Common shares	Stock options	RSUs	PSUs	DSUs	Total	Meets Share Ownership Requirement?
5,000	—	—	—	10,753		YES[1]
—%
$86,321	$—	$—	$—	$185,641	$271,962
(1)For the purpose of assessing compliance with the share ownership requirement, the total value of the common shares and DSUs held by the director was calculated based on the closing price of CA$23.60 of the Corporation’s common shares on the TSX on the Record Date. The exchange rate used to convert CAD to USD was the closing exchange rate for April 23, 2026 reported by the Bank Al Maghrib being CA$1.00 equals to US$0.73. While the value of Mr. Burzynski's holdings is less than three times his annual retainer, he nonetheless complies with the Share Ownership Policy of the Corporation, which sets out that directors are to meet the ownership requirement within a period of 5 years from their appointment.
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Board Skills Matrix
The matrix below indicates the key qualifications, skills and domains of experience that the Nomination and Compensation Committee of the Board considers as essential for effective and strategic governance of Aya.
Each director nominee identified which of the skills they personally possess. The Nomination and Compensation Committee reviewed the self-assessments and was satisfied with the conclusions, which are shown below:

Experience/Skill	Yves Grou	Ghislane Guedira	Benoit La Salle	Eloise Martin	Annie Torkia Lagacé	John Burzynski	Yves Bonin	Krystal Ramsden
Growth Leadership
Senior Leadership
Mining, Exploration or Metallurgy Experience
Finance Literacy, Financial Reporting
Audit Financial Expertise
Risk Management
Capital Markets and M&A
Project Finance and Project Management
Climate Change and Sustainability
Human Resources and Compensation
Health & Safety
Social Engagement
International Business
Corporate Governance and Legal
Government Relations and Regulatory affairs

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Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Except as described below, to the best of the Corporation’s knowledge, after having made due inquiry, none of our directors or executive officers or, to our knowledge, shareholders holding a sufficient number of our securities to affect materially the control of the Corporation, if any:
(a)is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company, including the Corporation, that while that person was acting in that capacity:
i.was subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
ii.was subject to an event that resulted, after the proposed director ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
(b)is, as at the date hereof, or has been, within the 10 years before the date hereof, a director or executive officer of any company, including the Corporation, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
(c)has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; and
(d)has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, nor has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed Director.
Mr. Benoit La Salle was the President, Chief Executive Officer and director of Algold when it filed under the Bankruptcy and Insolvency Act (Canada) in February 2021. A proposal made in the context of a notice of intention was approved by the creditors and homologated by the court on March 26, 2021. Under such proposal, Algold became a wholly owned subsidiary of Aya, effective as of June 11, 2021. Mr. La Salle was also President, Executive Officer and director of Algold when the Autorité des marchés financiers and the Ontario Securities Commission handed down a cease trade order against Algold on June 22, 2020, for having failed to file its annual statements for the fiscal year ended December 31, 2019. In addition, this decision came into affect automatically in every jurisdiction in Canada that the company in which has an automatic reciprocity legislation.
Mr. Yves Grou was a director of Algold when it filed under the Bankruptcy and Insolvency Act in February 2021. A proposal made in the context of a notice of intention was approved by the creditors and homologated by the court on March 26, 2021. Under such proposal, Algold became a wholly owned subsidiary of Aya, effective as of June 11, 2021. Mr. Grou was also director of Algold when the Autorité des marchés financiers and the Ontario Securities Commission handed down a cease trade order against Algold on June 22, 2020, for having failed to file its annual statements for the fiscal year ended December 31, 2019. In addition, this decision came into effect automatically in every jurisdiction in Canada that the company in which has an automatic reciprocity legislation.
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Ms. Annie Torkia Lagacé was Vice-President, Legal Affairs, General Counsel and Corporate Secretary of Stornoway Diamond Corporation (“Stornoway”) between November 2014 and April 2019, Executive Vice-President, Corporate Development, Legal Affairs and Corporate Secretary from April 2019 until January 2020 and Executive Vice-President, Finance and Corporate Services from January 2020 until July 2020. Stornoway filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) on September 9, 2019. The CCAA process was concluded by order of the Superior Court of Quebec in November 2019 and Stornoway’s operating subsidiary emerged from such process, continuing its operations on a going concern basis after the successful implementation of Stornoway’s restructuring transactions. In November 2019, Stornoway made a voluntary assignment into bankruptcy pursuant to the Bankruptcy and Insolvency Act (Canada) which was subsequently completed.
Share ownership requirement
Since January 1, 2022, all non-executive directors are subject to a share ownership policy pursuant to which they are each expected to own common shares or DSUs with an aggregate value at least equivalent to three times their annual cash retainer. They are expected to meet this ownership target within a period of five (5) years from their initial appointment or election to the Board. The share ownership is meant to align the long-term interests of the outside directors with those of shareholders.
Director compensation
Director compensation philosophy
Compensation for our non-executive directors is designed to:
•attract qualified individuals with the necessary skills, expertise and attributes to provide effective oversight;
•reflect the time commitment and accountabilities for Board and Committee work; and
•align with shareholders having a significant portion of pay provided through equity-based compensation.
Independent Review of Director Compensation
Mandate Given to an Independent Compensation Consultant
The Nomination and Compensation Committee reviews director compensation periodically to ensure that it remains market competitive at the median of comparable organizations. In 2025, the Committee retained the services of an independent consultant - Willis Towers Watson ("WTW"), to review the compensation of independent directors of the Board, both in terms of pay structure and quantum paid.
Summary of the 2025 Director Compensation Assessment Methodology and Results
The total director compensation values for 2025, comprising the annual retainer, the equity grants, the board meeting fees, the committee member retainer and the committee meeting fees, were compared to the same Peer Group used for executive compensation benchmarking (see Compensation Discussion and Analysis - Independent Review of Compensation Framework from page 35). Two director profiles were compared: 1) a typical member of the Board and; 2) an independent Board Chair role.
The assessment used public market data which reflected the 2024 fiscal year. To compare Aya directors to those in the Peer Group, WTW computed the total value of all compensation elements eligible to be earned by a typical director and a Board chair, based on the assumptions that there would be attendance to 6 Board meetings, they would be members of 2 committees, each of which would hold 3 meetings.
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Key findings of the assessment were that Aya's director compensation program is below the market in terms of quantum and aligned with the market in terms of structure. While Aya's "all-in" fee structure is aligned with common practice and the equity retainer (DSU grant) was at the median of the Peer Group, it was found that the cash retainer paid to Aya's directors as well as the committee chair retainer were below the 25th percentile of the Peer Group.

Adjustments Made to Directors' Compensation Structure
In light of WTW's 2025 report, the Nomination and Compensation Committee proposed and the Board approved a modified compensation structure for directors, which as of 2026, includes adjusted compensation for committee chairs, notably the Audit Committee chair.
Elements Of Director Compensation
Annual Retainer
The first element of non-executive director compensation is an annual cash retainer. The value of the annual retainer paid to each non-executive director varies according to the role(s) held by the individual within the Board. A director who serves as the Chair of the Board, as the Chair of a committee or, as the member of a committee, is entitled to an additional annual retainer(s) to compensate the time and expertise required for the fulfillment of said role(s). The Lead director is entitled to an additional annual retainer of C$20,000 to compensate additional responsibilities and workload associated with the role.
The table below sets forth the annual retainer for Aya’s non-executive directors in 2025:

Role	2025 Annual Retainer (CAD)
Board Chair	75,000
Lead Director	70,000
Non-Executive Board Member	50,000
Audit Committee Chair	15,000
Audit Committee Member	7,500
Nomination and Compensation Committee Chair	10,000
Nomination and Compensation Committee Member	5,000
ESG Committee Chair	10,000
ESG Committee Member	5,000
Pursuant to the terms of the Corporation’s DSU Plan, directors can elect to receive a portion or all of their annual cash retainer in the form of DSUs. In 2025, DSUs with an aggregate value of $332,956 (CA$465,000) were granted in lieu of annual cash compensation to the directors.
Deferred Share Units
The second element of director compensation is an annual DSU award, which serves the purpose of further aligning the interests of the directors with those of Aya shareholders. The values of the 2025 DSU awards were of $146,787 (CA$205,000) for the Chair of the Board and $85,924 (CA$120,000) for each of the other non-executive directors.
2025 Director Compensation
Total Compensation Paid to Directors in 2025
The table below indicates the total cash and equity-based compensation earned by non-executive directors of Aya in 2025.
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Name	Fees earned[1] ($)	Share-based awards[2] ($)	Stock option-based awards[1] ($)	Non-equity incentive plan compensation[1] ($)	Pension value ($)	All other Compensation ($)	Total Value[2] ($)
Yves Grou	—	136,046	—	—	—	—	136,046
Dr Juergen Hambrecht	—	146,787	—	—	—	—	146,787
Eloise Martin	—	130,676	—	—	—	—	130,676
Ghislane Guedira	—	126,840	—	—	—	—	126,840
Robert Taub	—	200,489	—	—	—	—	200,489
Annie Torkia Lagacé	—	130,676	—	—	—	—	130,676
Nikolaos Sofronis[3]	—	36,825	—	—	—	—	36,825
John Burzynski[4]	—	86,947	—	—	—	—	86,947
(1)In 2025, the directors elected to receive all of their annual cash retainer in the form of DSUs. There were no cash payments made to non-executive directors. There were no stock option-based awards granted to directors and there was no non-equity incentive plan compensation paid to non-executive directors.
(2)All share-based awards granted to non-executive directors in 2025 and reported in this table were DSUs. DSUs were issued to the non-executive directors on a quarterly basis, based on the 5-day volume weighted average price of the common shares of the Corporation on TSX from the last 5 business days of each quarter. The total value of the share-based awards granted in CAD were converted from CAD to USD using the average annual exchange rates for 2025 reported by the Bank Al Maghrib, being CA$1.00 equals US$0.72.
(3)Mr. Sofronis was a director of the Corporation until April 14, 2025.
(4)Mr. Burzynski was appointed as a director of the Corporation on April 14, 2025.

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Directors’ Outstanding Stock Options and Share-Based Awards
The table below indicates for each non-executive director their stock options and share-based awards outstanding as at December 31, 2025.

Name	Stock Option-based Awards				Share-based Awards
	Number of securities underlying unexercised stock options	Stock option exercise price	Stock options expiration date	Value of unexercised in-the-money stock options[1]	Number of shares or units that have not vested	Market or payout value of share-based awards that have not vested[2]
	(#)	$		$	(#)	$
Yves Grou	35,000	1.04	7/1/2030	465,108	88,372	1,266,577
	35,000	3.47	3/3/2031	380,311
Dr. Juergen Hambrecht	35,000	1.04	7/1/2030	465,108	87,371	1,252,231
	35,000	3.47	3/3/2031	380,311
Eloise Martin	—	—	—	—	58,236	834,658
Ghislane Guedira	—	—	—	—	18,976	271,970
Robert Taub	400,000	1.04	7/1/2030	5,315,517	116,366	1,667,797
	35,000	3.47	3/3/2031	380,311
Annie Torkia Lagacé	—	—	—	—	37,094	531,644
John Burzynski[3]	—	—	—	—	8,182	117,267
(1)The value of unexercised in-the-money stock options was determined by calculating the difference between the closing price of the common shares of the Corporation on the TSX as of December 31, 2025, being CA$19.64, and the exercise price of the stock options, times the number of stock options, converted into USD using the closing rate for December 31, 2025 reported by the Bank Al Maghrib being CA$1.00 equals to US$0.73.
(2)The value of share based-awards that have not vested was determined by multiplying the closing price of the common shares of the Corporation on the TSX as of December 31, 2025, being CA$19.64, and the number of units that have not vested, converted into USD using the closing rate for December 31, 2025 reported by the Bank Al Maghrib being CA$1.00 equals to US$0.73.
(3)    Mr. Burzynski was appointed as a director of the Corporation on April 14, 2025.

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Directors’ Stock Options and Share-based Awards - Value Vested or Earned During the Year
The table below indicates, for each non-executive director, the value of the stock options and share-based awards vested or earned during the financial year ended December 31, 2025.

Name	Stock option-based awards – Value vested during the year[1]	Share-based awards – Value vested during the year[2]
	$	$
Yves Grou	—	—
Dr. Juergen Hambrecht	—	—
Eloise Martin	—	—
Ghislane Guedira	—	—
Robert Taub	—	—
Annie Torkia Lagacé	—	—
Nikolaos Sofronis[2]	—	611,459
John Burzynski[3]	—	—
(1)The value vested during the year was determined by multiplying the price of the common shares of the Corporation on the TSX on April 14, 2025, being CA$11.40, times the number of deferred share units vested on termination, converted into USD using the closing rate for April 14, 2025 reported by the Bank Al Maghrib, being CA$1.00 equals to US$0.72.
(2) Mr. Sofronis was a director of the Corporation until April 14, 2025.
(3) Mr. Burzynski was appointed as a director of the Corporation on April 14, 2025.
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COMPENSATION DISCUSSION AND ANALYSIS
Aya’s 2025 NEOs
This section describes Aya’s philosophy regarding executive compensation, summarizes its compensation governance structure and policies and discusses the 2025 performance and compensation decisions for its President and Chief Executive Officer, its Chief Financial Officer, and its three other highest-compensated executives, for the fiscal year ending on December 31, 2025 (the NEOs).

Benoit La Salle	President and Chief Executive Officer (the “President and CEO”)
Ugo Landry-Tolszczuk	Chief Financial Officer (the “CFO”)
Mustapha El Ouafi	President-General Manager, Morocco
Raphaël Beaudoin	Vice-President, Operations
Elias J. Elias	Chief Legal and Sustainability Officer and Corporate Secretary
Compensation philosophy and objectives
At Aya, our executive compensation philosophy focuses on promoting long-term shareholder value creation through the motivation and retention of highly skilled executives who drive the achievement of our ambitious business goals.
The main objectives of Aya’s executive compensation program are:
•Aligning the executives’ interests with the Corporation’s operational and strategic objectives, through yearly individualized performance goals.
•Ensuring competitive and fair compensation by targeting the median of compensation offered at companies within the Peer Group.
•Aligning executives’ long-term interests with those of Aya’s shareholders.
•Attracting and retaining highly skilled and talented individuals to fulfill management roles.
Compensation Oversight and Governance
Executive Compensation Decision-Making Process
The decision-making process related to the determination of base salaries, key performance indicators, short-term incentives and long-term incentives for executives can be summarized as follows. This structure reflects the updated compensation program structure, which, since 2026, includes the issuance of RSUs and PSUs as long term incentives.
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Note: For the purpose of this graphic: “Top 3 NEOs” means the President and CEO, the CFO and the President-General Manager, Morocco; “Other NEOs” means the Vice-President, Operations and the Chief Legal and Sustainability Officer and Corporate Secretary.
Compensation Oversight
Nomination and Compensation Committee role and responsibilities
With respect to its compensation oversight mandate, the Nomination and Compensation Committee holds the following responsibilities:
•Overseeing the Corporation’s general compensation philosophy and the development and implementation of compensation programs for the Board of Directors and executives;
•Assessing the performance of executives;
•Recommending to the Board the corporate goals and objectives relevant to the compensation of executives as well as their respective yearly compensation;
•Reviewing and recommending to the Board the compensation of the members of the Board;
•Reviewing any equity-based compensation plans, including stock option plans, restricted share unit plans, deferred share unit plans and any other incentive or compensation plans involving the issuance of securities of the Corporation;
•Reviewing and recommending to the Board any employment agreements, change of control provisions and severance agreements involving executives;
•Reviewing and recommending to the Board the annual management proxy circular; and
•Reviewing and assessing the risks associated to the Corporation’s compensation practices.
In fulfilling its duties, the Nomination and Compensation Committee consults with independent advisors, as it deems appropriate. The Nomination and Compensation Committee also consults with management, notably with
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the President and CEO, who makes recommendations related to the direct and indirect compensation of the Vice-President, Operations and the Chief Legal and Sustainability Officer and Corporate Secretary. Nevertheless, the Nomination and Compensation Committee maintains its independence from management.
The written mandate of the Nomination and Compensation Committee is available on our website www.ayagoldsilver.com.
Nomination and Compensation Committee composition
In 2025, the Nomination and Compensation Committee was composed of the following three independent directors: Dr. Juergen Hambrecht (Chair), Ms. Eloise Martin and Mr. Yves Grou. The members of the Nomination and Compensation Committee in 2025 and until the date of the 2026 Annual General Meeting, are: Dr. Juergen Hambrecht (Chair), Mr. Yves Grou and Ms. Eloise Martin. The members of the Nomination and Compensation Committee have extensive experience in compensation and succession planning as they have all served on public company boards and have experience in reviewing management team composition in international mining projects, including in the context of mergers and acquisitions.
The Chair, Dr. Hambrecht, notably headed BASF SE, a company that employed over 100,000 employees, as well as later serving as Chairman of BASF, Fuchs SE and Trumpf SE and acted on the Supervisory Board of Daimler Chrysler and has the appropriate experience and expertise to lead the Nomination and Compensation Committee in its recommendations to the Board in regard to director and executive compensation.
Please refer to the Director nominees’ profiles section of this Circular, starting on page 15, to read more about the background and experience of each Committee member.
Compensation Risk Management
In 2025, the Nomination and Compensation Committee considered the implications of the risks associated with Aya’s compensation policies and practices. It did not identify any risks arising from Aya’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.
Below is a summary of the good governance practices and key risk mitigating features within our compensation program:
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What we do
√	Link individual performance goals to strategic annual objectives	√	Require minimum share ownership for executives
√
Tie pay to performance with the “at risk” portion of our NEOs total compensation, being approximately 70% for our CEO,an average of 67% for the CFO and President & General Manager - Morocco and an average of 61% for the other NEOs
		√	Target total direct compensation for NEOs at the median of compensation offered at companies within the Peer Group or at the appropriate market comparators
√	Balance short-term and long-term incentives in executive compensation	√	Consider shareholder feedback when reviewing compensation programs
√	Benchmark NEO compensation against size and industry appropriate comparator groups	√	Retain the services of an independent compensation advisor, as needed, to review the Peer Group and other market comparators
√	Hold an annual advisory vote on executive compensation	√	Maintain an Insider Trading Policy
√	Maintain a Compensation Recoupment Policy
What we do not do
X	Guarantee minimum payouts for short-term incentives	X	Provide loans to executives
X	Reprice stock options	X	Excessive perquisites for executives
X
Include provisions in executive employment agreements which allow for severance payments exceeding two times the sum of the base salary, bonus and benefits or, gross up payments to cover personal income taxes that pertain to the executive severance benefits
		X	Permit hedging of the Corporation’s shares
Compensation Recoupment Policy
Aya’s Compensation Recoupment Policy, adopted by the Board in March 2026, replaces the Corporation's previous Clawback Policy. The new Compensation Recoupment Policy is designed to align with the requirement of Section 10D of the Exchange Act as well as the Nasdaq Listing Rules which apply to the Corporation since its listing on the Nasdaq on May 4, 2026. The Compensation Recoupment Policy provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws.
As per the terms of the Policy, in the event of a Financial Restatement (as defined therein), the Corporation shall reasonably promptly recover from any Covered Executive (meaning (i) any current or former executive officer and (ii) any other employee of the Corporation and its subsidiaries designated by the Compensation Committee of the Board as subject to the Policy) the amount by which the compensation received exceeded the compensation the Covered Executive should have received based on the restated financial results. Such excess, calculated on a pre-tax basis, constitutes the “Erroneously Awarded Compensation”.
The Erroneously Awarded Compensation that may be recovered by the Corporation through the recoupment process includes any Incentive-based Compensation received by the Covered Executive during the three fiscal years completed immediately preceding the date of the applicable Recoupment Trigger Date. The Recoupment Trigger Date means the earlier of (i) the date that the Board concludes, or reasonably should have concluded, that the Corporation is required to prepare a Financial Restatement, and (ii) the date on which a court, regulator or other legally authorized body directs the Corporation to prepare a Financial Restatement.
For purposes of this Policy, “Incentive-based Compensation” encompasses, without limitation, any compensation, whether cash, equity or equity-based, deferred or current, that is granted, earned and/or vested based wholly or in
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part upon the achievement of a Financial Reporting Measure (as defined in the Policy), including any amounts determined or calculated by reference thereto, such as amounts under long-term disability, life insurance, supplemental retirement or severance arrangements, notional accounts, and any earnings accrued thereon.
The Recoupment Policy is available on the Corporation’s website https://ayagoldsilver.com/corporate-governance/.
Trading Restrictions and Anti-Hedging Provisions
Aya’s Insider Trading Policy prohibits directors, officers, employees, persons retained by or engaged in the business of the Corporation and any family member of the foregoing (collectively, “Corporation personnel”) from trading in Corporation securities while in possession of undisclosed material information and during blackout periods. Corporation personnel are also prohibited from a) speculating in securities of the Corporation; b) buying the Corporation’s securities on margin; c) short selling a security of the Corporation or any other arrangement that results in a gain only if the value of the Corporation’s securities declines in the future; d) selling a “call option” giving the holder an option to purchase securities of the Corporation; and e) buying a “put option” giving the holder an option to sell securities of the Corporation.
Executive Share Ownership Policy
In 2023, the Board approved a Share Ownership Policy, which requires all of Aya’s executives to meet a minimal share ownership requirement within 5 years of their appointment and maintain their holdings while employed with Aya.
The Share Ownership Policy sets out that executives are required to maintain a substantial ownership stake in Aya by holding common shares (including any restricted share units) valued at the following levels:

President and CEO	All other NEOs
3x Base salary	2x Base salary

	2025 Requirement
NEO Title	Base salary[1] ($ value)	Ownership requirement – multiple of base salary	Shares ($ value)	RSUs ($ value)	Total[2] ($ value)	Meets ownership requirement? (multiple of base salary)
Benoit La Salle	445,946	3x	1,528,773	3,993,033	5,521,806	12x
President and CEO
Ugo Landry-Tolszczuk	297,297	2x	290,302	2,086,416	2,376,718	8x
CFO
Mustapha El Ouafi	301,337	2x	485,823	1,906,989	2,392,812	8x
President-General Manager, Morocco
Raphaël Beaudoin	249,037	2x	184,500	1,235,777	1,420,277	6x
Vice President, Operations
Elias J. Elias	219,321	2x	363,554	1,089,501	1,453,055	7x
Chief Legal & Sustainability Officer and Corporate Secretary
(1)The base salaries, paid in MAD to Mr. El Ouafi and in CAD to the other NEOs were converted to USD using the average annual exchange rates for 2025 reported by the Bank Al Maghrib, being CA$1.00 equals US$0.72 and MAD1.00 equals US$0.11.
(2)Indicates the total value of the common shares and RSUs held by the NEOs based on the closing price of CA$19.64 of the Corporation’s common shares on the TSX on December 31, 2025. The rate of exchange used to convert CAD to USD was the daily rate reported by the Bank Al Maghrib on December 31, 2025, being CA$1.00 equals US$0.73.
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Independent Review of Compensation Framework
Mandate Given to an Independent Compensation Consultant
In 2025, the Nomination and Compensation Committee retained the services of the advisory firm Willis Towers Watson, to independently review executive and director compensation. With regards to executive compensation, WTW was mandated to establish a new Peer Group, review the executives' base salary levels, the short-term incentive design as well as the size and composition of the long-term incentive program.
Executive Compensation-Related Fees
The fees paid to WTW for their services in 2025 were CA$ 78,758 and included a compensation review of a list of employees broader than that of NEOs.
Establishment of the New Peer Group
Given the significant changes within Aya and within the mining industry since the last benchmarking exercise in 2023, the work of WTW began with the identification of a new peer group to benchmark Aya's executives’ compensation. The new peer group was selected based on the following criteria:
•Corporate structure: Publicly traded Canadian mining companies, listed on the TSX or Canadian Securities Exchange, with an international operating structure covering different jurisdictions or continents;
•Industry focused primarily on gold and silver;
•Only operating entities were included to the exclusion of pure development issuers; and
•Within 0.3 x to 3.0 x Aya's revenue, market capitalization and/or total assets.
This is a non-exhaustive list of selection criteria used for the determination of the peer group. Other factors included the location of mine sites and other operational comparable factors.
The final peer group included the following companies (the “Peer Group”):
•Aris Mining Corp.
•Artemis Gold Inc.
•Orla Mining Ltd.
•Dundee Precious Metals Inc.
•Endeavour Silver Corp.
•Fortuna Mining Corp.
•GoGold Resources Inc.
•i-80 Gold Corp.
•K92 Mining Inc.
•G Mining Ventures Corp.
•Silvercorp Metals Inc.
•Galiano Gold Inc.
•Wesdome Gold Mines Ltd.
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As supplemental reference, for the compensation of the President and CEO, of the CFO and of the President and Managing Director - Morocco WTW also included compensation of comparable roles from companies participating in WTW's Mining Survey with the appropriate adjustment to exclude from the comparator group the larger half of the sample (the remaining 12 companies', hereinafter the "WTW Mining Survey Sample"). The survey data was retained in the analysis solely as an external reference to provide additional context.
Summary of the 2025 Executive Compensation Assessment Methodology and Results
As part of its mandate, WTW compared the compensation of Aya's executives against the compensation paid to individuals with equivalent roles within the newly established Peer Group. The salaries paid to Aya executives in 2025 were compared against the then most recent annualized salaries disclosed in proxy circulars of the companies within the Peer Group, which were generally those of 2024. The 2025 target short-term and long-term incentives for Aya executives (as a % of the base salary) were compared against the target short-term and long-term incentives disclosed for the same year by the Peer Group companies or, if not disclosed, the 3-years average actual short-term and long-term incentives paid. The actual short-term and long-term incentives (as a % of the base salary) paid to Aya executives in 2024 were compared against the actual short-term and long-term incentives disclosed for the same year by the Peer Group companies.
WTW's report arrived to conclusions which are consistent with its previous reports of 2021 and 2023, which also showed discrepancy in executive pay at Aya compared to the relevant peer group. The underpayment of Aya's executives over the past 5 years has left a significant gap in take-home pay over these years, while the Aya’s stock has significantly over-performed its index and the relevant peer group over the same period of time.
Several driving factors were found to contribute to this continued underpayment of executives, namely due to (1) consistently using backwards-looking data, (2) to bonus targets not aligned with industry practice, (3) to short-term incentive multiples being low compared to industry norms, and (4) the lack of performance based equity incentive (Performance Share Units) within the compensation program which has lead to reduced payouts over time.
Adjustments Made to Executives' Compensation Structure
In light of WTW's 2025 report, the Nomination and Compensation Committee proposed and the Board approved a modified compensation structure for executives, which notably includes a long-term incentive program comprising both restricted share units ("RSUs") and performance share units ("PSUs") rather than solely RSUs, as was the case prior. The immediate inclusion of PSUs allows further alignment of executive compensation with shareholder value creation.
In line with WTW's recommendations, the Compensation Committee and the Board approved a new structure for the LTI grants which were until then all in time only vesting RSUs, such that as of the January 2026 grant, the LTI grant would be split in two parts: one half of each executive equity grant would be awarded in the form of time only vesting RSUs and the other half would be awarded in the form of performance only linked PSUs. Both the RSUs and the PSUs are to be granted under the Corporation's existing RSU Plan which provides for that flexibility. The vesting conditions of each PSU grant will be fixed at the time of grant by the Board and will be related to performance metrics.

The elements that compose the executive compensation program as of 2026, the objectives they individually serve and the decision process related to each element are hereafter summarized.
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Element		Period	Objective and decision process
Cash Compensation
Base salary	Cash	1 year
Attracts highly skilled executives and compensates them fairly for performing role-specific responsibilities.
Base salary is determined according to market comparators, complexity of executive role, scope of responsibilities and, individual experience, skills and performance.
It is reviewed and determined in the previous year’s last financial quarter or the first financial quarter.

Short-term incentive	Cash	1 year
Incentivizes executives to achieve strategic plan milestones and annual corporate and performance objectives.
Levels of bonus payments are based on the level of achievement of annual corporate and individual objectives. The range of bonus payments is between 0% and 150% of the target STI.
Performance is assessed and bonuses are paid shortly after the end of each financial year.

Equity-Based Compensation
Long-term incentives	RSUs	Cliff Vesting 3 years from grant
Focuses the executives’ interests on sustainable growth and the creation of long-term shareholder value by aligning variable compensation to the company’s share price.
RSUs vest three years from the date of the grant and are granted to executives as an incentive to remain engaged with the Corporation in the long term. The payout value of the awards is aligned with share price and is therefore aligned with shareholder value creation.

	PSUs	Cliff Vesting 3 years from grant based on performance criteria
Aligns executives’ compensation with long-term shareholder value creation by linking payouts to performance measure(s). PSUs vest over a three-year period, subject to the achievement of pre-established performance conditions.
The sole performance metric applicable to the PSUs issued in 2026 shall be the Corporation's Total Shareholder Return ("TSR") measured on a relative basis ("RSR") against the Peer Group over the 3-year performance period. For purposes of the PSU plan, TSR shall mean total value creation attributable to the Corporation's shares, comprising share price appreciation, share buybacks, and dividends paid.The vesting multiplier applicable to the PSUs shall be determined by reference to the Corporation's TSR ranking relative to the peer group at the end of the performance period. Payout may vary between 0%, for a bottom quartile RSR and 200% for a top quartile RSR performance. Should the TSR be negative over the 3-year vesting period, the vesting shall be capped at 100% notwithstanding the relative performance.

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2025 NEO Compensation
Components of 2025 NEO Compensation
Aya’s executive compensation program in 2025 was composed of 3 components, which fulfilled different objectives: base salary, short-term incentive compensation in the form of a cash bonus and long-term incentive compensation in the form of RSUs. Our target was to offer total direct compensation to executives that targets the median of our compensation Peer Group.
Executive Compensation Mix
Our NEOs receive a base salary as the only guaranteed form of compensation. The short-term incentive and the long-term incentive elements of their compensation are “at risk” and based on variable levels of corporate and individual performance. For 2025, the “at risk” portion of our CEOs target compensation was 70%, which was close to the median of the Peer Group being 73%. It was 67% on average for the CFO and the President and Managing Director - Morocco, which was aligned with market practices. For the other NEOs, it was 61%.
Base Salary
The base salary is a fixed portion of our executives’ total compensation and is primarily determined according to the scope of their role and of their responsibilities. While we aim to pay executive salaries around our Peer Group median, actual salaries also reflect individual levels of experience and expertise as well as performance. Base salaries properly established enable us to attract and retain highly skilled and talented individuals and remain externally competitive. The base salaries also serve as the foundation for determining the NEO’s short-term incentive, which is paid to them in cash according to a percentage of their base salary and performance.
Every two to three years, the Nomination and Compensation Committee retains the services of an independent external advisor to perform a benchmarking exercise, which informs the decisions of the Board related to base salary adjustments.
The following were the base salaries for the NEOs for 2025:
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NEO Title	2025 Base Salary [1] ($)
Benoit La Salle President and CEO	445,946
Ugo Landry-Tolszczuk CFO	297,297
Mustapha El Ouafi President-General Manager, Morocco	301,337
Raphaël Beaudoin Vice President, Operations	249,037
Elias J. Elias Chief Legal & Sustainability Officer and Corporate Secretary	219,321
(1)The base salaries, paid in MAD to Mr. El Ouafi and in CAD to the other NEOs were converted to USD using the average annual exchange rates for 2025 reported by the Bank Al Maghrib, being CA$1.00 equals US$0.72 and MAD1.00 equals US$0.11.
Short-Term Incentive
Our short-term incentive program is designed to recognize corporate performance as well as individual performance of the NEOs, on a yearly basis. The short-term incentive consists of an annual cash bonus, which is centered around achievement of Key Performance Indicators (“KPIs”) attributed to each NEO at the beginning of the year. The Nomination and Compensation Committee is responsible for setting the KPIs for the President and CEO, CFO and President-General Manager, Morocco. The President and CEO is responsible for setting the KPIs for the Vice-President, Operations and Chief Legal and Sustainability Officer and Corporate Secretary. The KPIs are tailored to reflect the contribution expected from each NEO to the corporate objectives. Some KPIs are shared by all NEOs whereas others are specific to the role of each NEO. The CEO’s KPIs reflect the corporate objectives.

For each KPI, target performance is established and a weighting is assigned at the beginning of the year. At the end of the year, for each KPI, performance is assessed relative to target, and a specific multiplier is applied. For scalable KPIs, the level of achievement can range from 0% to 150% of target, whereas for other KPIs, the level of achievement will be either 100% of target or 0%. The product of each KPI weighting and level of achievement is calculated and the sum of all the products will equal the final bonus multiplier for the NEO. The final bonus multiplier is applied to the NEOs short-term incentive target, which is a percentage of their base salary, for the purpose of determining their cash bonus for the year, as outlined on page 37.
The Nomination and Compensation Committee is responsible for evaluating KPI performance and by extension the performance of the President and CEO, CFO and President-General Manager, Morocco against their respective KPIs. The President and CEO is responsible for evaluating the performance of the Vice-President, Operations and Chief Legal and Sustainability Officer and Corporate Secretary against their own KPIs and reporting his recommendations to the Nomination and Compensation Committee. The Board, on recommendation of the Nomination and Compensation Committee, approves the annual cash bonuses of all NEOs. The Board may exercise its discretion when deciding on the level of bonus to be paid and may decide, for example, to pay a bonus even though a KPI was
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not met, to increase the bonus payable in the event of an outstanding result or to reduce it for reasons it deems appropriate.
The table below sets out Aya's 2025 corporate objectives, their weight, the targets, the Board’s assessment of performance for each objective and the multiplier.

Objective	Weight	Performance	Result	Multiplier
Market Performance
•Aya's stock price to exceed the ETFMG Prime Junior Silver Miners ETF (SILJ) on a year to date basis over a prescribed period.	10%	•Aya's stock price underperformed SILJ over the prescribed period	52%	—%
Zgounder Operations
•Total production of ounces within guidance •Attain budgeted cash cost and All-in Sustaining Cost •Achieve mining rate and mining grade KPIs •New plant recovery reaches feasibility study recovery of 89%	40%	•4.83Moz production (objective not achieved) •Cash cost and ASIC came in above budget (objective not achieved) •Mining rate came in within KPIs (partial achievement) •Plant recovery at a monthly average of 91% in Q4-2025 (objective achieved)	78%	78%
Exploration and Development
•The addition of 70Moz AgEq(1) of resources at Boumadine •Addition of 8 permits and prospection •Advance and Publish PEA for Boumadine •Addition of 10Moz Ag of resource at Zgounder •Present a minimum of 1 new opportunity to the board	30%	•Objective exceeded by the addition of over 100Moz AgEq (1) at Boumadine •Added more exploration permits, mining licenses and research authorizations than expected. (Objective exceeded) •Published PEA (objective achieved) •14Moz AG of resource added at Zgounder (objective exceeded) - Presented and pursued several growth opportunities	125%	125%
Health and Safety, ESG
•Not exceed specific Lost Time Injury Frequency Rate •Improve ESG ratings •Execute EBRD Environmental and Social Action Plan •Execute recommendations from Engineer of Record for tailings facilities	20%	•Lost Time Injury Frequency Rate specified exceeded (objective not achieved) •Improved ESG risk ratings (objective achieved) •Executed EBRD Environmental and Social Action Plan (objective achieved) •Executed recommendations related to tailings facilities (objective achieved)	75%	75%
(1)The Corporation reports non-GAAP measures, including adjusted cash costs per silver ounce and available liquidity, which are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the methods used by the Corporation to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on page 33 of the Corporation’s Q4-2025 MD&A for a reconciliation of non-GAAP to GAAP measures.
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The KPIs of the President and CEO which determined his bonus for 2025 were in all points identical to the corporate objectives summarized above. The individual KPIs of the other NEOs which determined their bonus for 2025 were informed by the corporate objectives summarized above, tailored to their involvement in the achievement of the objectives based on their specific roles within Aya. For example, while the stock price objective applied to all NEOs equally, the CFO had KPIs specifically related to accounting, finance and procedures, internal controls and the NASDAQ listing, the President General-Manager, Morocco had KPIs related specifically to Zgounder operations and corporate culture in Morocco, the Vice President, Operations had more KPIs pertaining to operational results and the Chief Legal and Sustainability Officer had KPIs related to the management of legal and sustainability aspects of Aya's projects. To ensure alignment and collective accountability for ESG objectives, all executives share substantially the same ESG-related KPIs.
The following table shows the cash bonuses paid to the NEOs for the year ended December 31, 2025, based on achievement of corporate and individual KPIs established at the beginning of the year.

Name and Title	Base Salary [1]	STI Target (% of Base Salary)	Bonus Multiplier (%)	Bonus Paid[2]($)
Benoit La Salle President and CEO	445,946	100%	86%	383,514
Ugo Landry-Tolszczuk CFO	297,297	75%	117%	261,231
Mustapha El Ouafi President-General Manager, Morocco	301,337	75%	101%	227,785
Raphaël Beaudoin Vice President, Operations	249,037	65%	85%	137,622
Elias J. Elias Chief Legal & Sustainability Officer and Corporate Secretary	219,321	65%	137%	195,508
(1)The base salaries, paid in MAD to Mr. El Ouafi and in CAD to the other NEOs were converted to USD using the average annual exchange rates for 2025 reported by the Bank Al Maghrib, being CA$1.00 equals US$0.72 and MAD1.00 equals US$0.11.
(2)The bonuses, paid in MAD to Mr. El Ouafi and in CAD to the other NEOs were converted to USD using the average annual exchange rates for 2025 reported by the Bank Al Maghrib, being CA$1.00 equals US$0.72 and MAD1.00 equals US$0.11. While the above table informs on the actual STI targets and bonus multipliers, since the base salaries were converted in USD, the multiplication of the base salaries as shown herein with the bonus multipliers will not equal the bonus paid. In 2025 the Corporation’s Nomination and Compensation Committee recommended to the Board the approval of special bonuses to each of Mr. Landry-Tolszczuk, Mr. El Ouafi and Elias J. Elias in the amount of $50,000, $50,000 and $71,603 respectively, each in connection with exceptional milestones reached in the current year including with regards to the consolidation of the Boumadine Global Mining S.A. ownership, organic growth and organizational efficiencies.

Long-Term Incentive
In 2025, upon recommendation of the Nomination and Compensation Committee, the Board granted a pre-determined value of RSUs based on a percentage of the NEO’s base salary at the beginning of the year (January 2025). The RSUs cliff vest three years from the date of grant. This decision was made to:
•improve the balance between short-term and long-term incentives;
•reinforce the executives’ focus on sustained performance over the course of many years;
•ensure the retention of our executives; and
•ensure that variable compensation is aligned with performance, notably as it is reflected in the Corporation’s stock price.
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The Board believes that the ultimate criteria for successful performance of a growing mining company with similar operations and growth trajectory of Aya is shareholder value creation which is translated in share price appreciation. The LTI grants of 2025, all cliff vesting on year 3, have a twofold objective: 1) ensure retention of key executive over at least a three-year rolling basis and 2) tie the pay outcome to the performance of the stock price, which ultimately, in the Board’s view, is the barometer of proper performance and execution.
The following table shows the number and the value of RSUs granted to each NEO in 2025.

Name and Title	Base Salary[1]	Awards Granted
		LTI Target (% of Base Salary)	Number of RSUs	Value (USD)[2]
Benoit La Salle President and CEO	445,946	167%	90,894	743,243
Ugo Landry-Tolszczuk CFO	297,297	125%	45,447	371,622
Mustapha El Ouafi[3] President-General Manager, Morocco	301,337	125%	45,447	371,622
Raphaël Beaudoin Vice President, Operations	249,037	85%	25,888	211,681
Elias J. Elias Chief Legal & Sustainability Officer and Corporate Secretary	219,321	85%	22,799	186,423
(1)The base salaries, paid in MAD to Mr. El Ouafi and in CAD to the other NEOs were converted to USD using the average annual exchange rates for 2025 reported by the Bank Al Maghrib, being CA$1.00 equals US$0.72 and MAD1.00 equals US$0.11.
(2)The value of the RSUs was determined according to the 5-day volume weighted average price of the common shares of the Corporation on the TSX prior to the date of grant, being CA$11.42. The awards, granted in CAD, were converted from CAD to USD using the average annual exchange rates for 2025 reported by the Bank Al Maghrib, being CA$1.00 equals US$0.72. While the above table informs on the actual LTI targets and number of RSUs, since the base salaries were converted in USD, the multiplication of the base salaries as shown herein with the LTI targets will not equal the value of the RSUs granted.
(3)While the above table informs on the actual LTI targets and % of base salary, since the base salary was converted in USD from MAD, the multiplication of the base salary as shown herein with the LTI Target multiplier will not equal the value of the awards granted.

Benefits and perquisites
The Company does not offer executive-only benefits or insurance plans. The NEOs are covered by the group policies of the Corporation which includes medical, disability and travel insurance. A Morocco specific form of pension compensation is offered to our employees in Morocco, including Mr. El Ouafi, since 2021.

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Compensation tables
Compensation Received in the 2025 Financial Year

Name and title	Year	Salary[1] $	Share- based Awards[2] $	Non-Equity Incentive Plan Compensation - Annual Incentive Plan[3] $	Pension Value $	All Other Compensation[4] $	Total Compensation $
Benoit La Salle[5] President & Chief Executive Officer	2025	445,946	743,243	383,514	—	—	1,572,703
Ugo Landry-Tolszczuk Chief Financial Officer	2025	297,297	371,622	261,231	—	11,892	942,042
Mustapha El Ouafi President - General Manager, Morocco	2025	301,337	371,622	227,785	—	59,097	959,841
Raphaël Beaudoin Vice-President, Operations	2025	249,037	211,681	137,622	—	9,961	608,301
Elias J. Elias[5] Chief Legal & Sustainability Officer and Corporate Secretary	2025	219,321	186,423	195,508	—	8,449	609,701
The figures set out in the above table are the same as those set out in the corresponding columns of the mandatory summary compensation table below.
(1)The base salaries, paid in MAD to Mr. El Ouafi and in CAD to the other NEOs, were converted to USD using the average annual exchange rates reported by the Bank Al Maghrib, being CA$1.00 equals US$0.72 and MAD1.00 equals US$0.11 (for 2025).
(2)The value of the share-based awards was determined according to the 5-day volume weighted average price of the common shares of the Corporation on the TSX prior to the dates of grant of the awards. The value of the share-based awards granted in CAD were converted to USD using the average annual exchange rates reported by the Bank Al Maghrib, being CA$1.00 equals US$0.72 (for 2025).
(3)The Corporation does not have a non-equity long-term incentive plan. As such, only non-equity annual incentive plan payments have been included in this column. In 2025 the Corporation’s Nomination and Compensation Committee recommended to the Board the approval of special bonuses to each of Mr. Landry-Tolszczuk, Mr. El Ouafi and Mr. Elias in the amount of $50,000, $50,000 and $71,603 respectively, each in connection with exceptional milestones reached in the current year including with regards to the consolidation of the Boumadine Global Mining S.A. ownership, organic growth and organizational efficiencies. The annual incentive paid in MAD to Mr. El Ouafi and in CAD to the other NEOs were converted to USD using the average annual exchange rates for 2025 reported by the Bank Al Maghrib, being CA$1.00 equals US$0.72 and MAD1.00 equals US$0.11.
(4)The amounts reported pertain to: (i) the contributions made by the Corporation to Mr. El Ouafi’s retirement plan, which were paid in MAD and converted to USD using the average annual exchange rate reported by the Bank Al Maghrib, being MAD1.00 equals US$0.11 (for 2025) as well as payments made under Mr. Ouafi's insurance plan and his vehicle allocation and; (ii) RRSP contributions made by the Corporation on the behalf of Messrs. Landry-Tolszczuk, Beaudoin and Elias paid in CAD were converted to USD using the average annual exchange rates reported by the Bank Al Maghrib, being CA$1.00 equals US$0.72. Mr. La Salle does not receive compensation for his role of director of the Corporation.
(5)Compensation to Mr. La Salle and Mr. Elias were paid to their respective management services companies which they directly and solely control.

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Form Required Summary Compensation Table
The table below sets forth certain information on the compensation paid to each NEO during the 3 most recently completed financial years.

Name and title	Year	Salary[1] $	Share- based Awards[2] $	Stock option- based Awards[3] $	Non-Equity Incentive Plan Compensation - Annual Incentive Plan[4] $	Pension Value $	All Other Compensation[5] $	Total Compensation $
Benoit La Salle[6] President & Chief Executive Officer	2025	445,946	743,243	—	383,514	—	—	1,572,703
	2024	437,817	729,695	5,147,944	328,363	—	—	6,643,819
	2023	350,026	546,040	—	411,830	—	14,001	1,321,897
Ugo Landry-Tolszczuk Chief Financial Officer	2025	297,297	371,622	—	261,231	—	11,892	942,042
	2024	291,878	364,847	3,612,272	173,890	—	11,675	4,454,562
	2023	264,464	312,068	—	191,918	—	10,579	779,029
Mustapha El Ouafi President - General Manager, Morocco	2025	301,337	371,622	—	227,785	—	59,097	959,841
	2024	291,878	364,847	3,612,272	177,316	—	61,078	4,507,391
	2023	251,138	234,128	—	164,837	—	43,823	693,926
Raphaël Beaudoin Vice-President, Operations	2025	249,037	211,681	—	137,622	—	9,961	608,301
	2024	244,448	207,781	2,408,182	105,173	—	9,778	2,975,362
	2023	233,351	198,348	—	98,941	—	9,334	539,974
Elias J. Elias[6] Chief Legal & Sustainability Officer and Corporate Secretary	2025	219,321	186,423	—	195,508	—	8,449	609,701
	2024	215,260	182,971	2,408,182	136,680	—	8,610	2,951,703
	2023	206,126	175,207	—	159,827	—	8,245	549,405
(1)The base salaries, paid in MAD to Mr. El Ouafi and in CAD to the other NEOs were converted to USD using the average annual exchange rates reported by the Bank Al Maghrib, being CA$1.00 equals US$0.72 and MAD1.00 equals US$0.11 (for 2025), CA$1.00 equals US$0.73 and MAD1.00 equals US$0.10 (for 2024) and, CA$1.00 equals US$0.74 and MAD1.00 equals US$0.10 (for 2023). Mr. La Salle does not recieve compensation for his role of director of the Corporation.
(2)The value of the share-based awards was determined according to the 5-day volume weighted average price of the common shares of the Corporation on the TSX prior to the dates of grant of the awards. The value of the share-based awards granted in CAD were converted to USD using the average annual exchange rates reported by the Bank Al Maghrib, being CA$1.00 equals US$0.72 (for 2025), CA$1.00 equals US$0.73 (for 2024) and, CA$1.00 equals US$0.74 (for 2023).
(3)The fair value per stock option as granted on August 23, 2024 was estimated using the Black-Scholes model with no expected dividend yield, an expected volatility of 44.6% for Benoit La Salle and 43.7% for all the other NEOs, a risk-free interest rate of 2.92% and an expected life of stock options of 5.1 years for Benoit La Salle and 4.4 years for all other NEOs. It has been converted at the average annual exchange rates in 2024 reported by the Bank Al Maghrib, being CA$1.00 equals US$0.73.
(4)The Corporation does not have a non-equity long-term incentive plan. As such, only non-equity annual incentive plan payments have been included in this column. In 2025 the Corporation’s Nomination and Compensation Committee recommended to the Board the approval of special bonuses to each of Mr. Landry-Tolszczuk, Mr. El Ouafi and Mr. Elias in the amount of $50,000, $50,000 and $71,603 respectively, each in connection with exceptional milestones reached in the current year including with regards to the consolidation of the Boumadine Global Mining S.A. ownership, organic growth and organizational efficiencies.
(5)The amounts reported pertain to: (i) the contributions made by the Corporation to Mr. El Ouafi’s retirement plan, which were paid in MAD1.00 equals US$0.11 (for 2025), MAD1.00 equals US$0.10 (for 2024) and, MAD1.00 equals US$0.10 (for 2023) as well as payments made under Mr. Ouafi's insurance plan and his vehicle allocation and; (ii) RRSP contributions made by the Corporation on the behalf of Messrs. Landry-Tolszczuk, Beaudoin and Elias were paid in CAD and converted to USD using the average annual exchange rates reported by the Bank Al Maghrib, being CA$1.00 equals US$0.72 (for 2025), CA$1.00 equals US$0.73 (for 2024) and, CA$1.00 equals US$0.74 (for 2023).
(6)Compensation to Mr. La Salle and Mr. Elias were paid to their respective management services companies which they directly and solely control.

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Outstanding Share-based and Stock Option-Based Awards at the End of the 2025 Financial Year
The table below indicates, for each NEO, all share-based and option-based awards outstanding at the end of the most recently completed financial year.

	Stock Option-based Awards				Share-based awards
Name and title	Number of securities underlying unexercised stock options	Stock option exercise price	Stock option expiration date	Value of unexercised in-the-money stock options [1]	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested[2]	Market or payout value of vested share-based awards not paid out or distributed
	(#)	($)		($)	(#)	($)	($)
Benoit La Salle President & Chief Executive Officer	1,000,000	1.04	07/01/2030	13,288,793	278,603	3,993,033	—
	1,000,000	11.41	08/23/2034	2,926,308
Ugo Landry-Tolszczuk Chief Financial Officer	480,150	1.04	07/01/2030	6,380,614	145,574	2,086,416	—
	750,000	11.41	08/23/2034	2,194,731
Mustapha El Ouafi President - General Manager, Morocco	750,000	1.04	07/01/2030	9,966,595	133,055	1,906,989	—
	750,000	11.41	08/23/2034	2,194,731
Raphaël Beaudoin Vice-President, Operations	300,000	1.04	07/01/2030	3,986,638	86,223	1,235,777	—
	58,000	3.47	03/03/2031	630,229
	500,000	11.41	08/23/2034	1,463,154
Elias J. Elias Chief Legal & Sustainability Officer and Corporate Secretary	283,334	1.04	07/01/2030	3,765,167	76,017	1,089,501	—
	46,000	3.47	03/03/2031	499,837
	500,000	11.41	08/23/2034	1,463,154
(1)The value of unexercised in-the-money stock options was determined by calculating the difference between the closing price of the common shares of the Corporation on the TSX as of December 31, 2025, being CA$19.64, and the exercise price of the stock options, times the number of stock options, converted into USD using the closing rate for December 31, 2025 reported by the Bank Al Maghrib being CA$1.00 equals to US$0.73.
(2)The value of share-based awards that have not vested was determined by multiplying the closing price of the common shares of the Corporation on the TSX as of December 31, 2025, being CA$19.64, and the number of units that have not vested, converted into USD using the closing rate for December 31, 2025 reported by the Bank Al Maghrib being CA$1.00 equals to US$0.73.

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Stock Options Exercised, Exercisable and Unexercisable at the End of the 2025 Financial Year
The table below shows the number of exercisable and unexercisable stock options held by each NEO at the end of the most recently completed financial year:

Name and title	Year	Stock options exercised	Underlying shares sold	Aggregate value realized	Stock options as at December 31, 2025
		(#)	(#)	($)	Exercisable	Unexercisable
Benoit La Salle President & Chief Executive Officer	2025	—	—	—	1,333,333	666,667
Ugo Landry-Tolszczuk Chief Financial Officer	2025	—	—	—	730,150	500,000
Mustapha El Ouafi President - General Manager, Morocco	2025	—	—	—	1,000,000	500,000
Raphaël Beaudoin Vice-President, Operations	2025	—	—	—	524,667	333,333
Elias J. Elias Chief Legal & Sustainability Officer and Corporate Secretary	2025	—	—	—	496,001	333,333

Incentive Plan Awards – Value Vested During the Year
The following table indicates for each NEO the value vested of all stock options and the bonus paid for the year ended December 31, 2025:

Name and title	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year [1]($)	Non-equity incentive plan compensation – Value earned during the year[2] ($)
Benoit La Salle President & Chief Executive Officer	—	599,685	383,514
Ugo Landry-Tolszczuk Chief Financial Officer	—	342,728	261,231
Mustapha El Ouafi President - General Manager, Morocco	—	257,131	227,785
Raphaël Beaudoin Vice-President, Operations	—	217,838	137,622
Elias J. Elias Chief Legal & Sustainability Officer and Corporate Secretary	—	192,418	195,508
(1)During the year, the total value realized was determined by assessing the price of the Corporation’s common shares on the TSX at the vesting date. The shares were valued at CA$10.59 and converted into USD using the closing exchange rate reported by Bank Al Maghrib on May 16, 2025 (CA$1.00 = US$0.72).
(2)The bonuses, paid in MAD to Mr. El Ouafi and in CAD to the other NEOs were converted to USD using the average annual exchange rates for 2025 reported by the Bank Al Maghrib, being CA$1.00 equals US$0.72 and MAD1.00 equals US$0.11.

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Employment Agreements and Termination Payments
Employment Agreements
The NEOs all have employment agreements with the Corporation which provide for annual remuneration, including a base salary subject to annual review and an annual bonus, as may be determined by the Board. The NEOs employment agreements contain provisions pertaining to any notice that must be given and all the indemnity payments that must be made by the Corporation, in cases of:
•resignation by the NEO without Good Reason
•termination by the Corporation with or without cause
•further to a change of control, the termination of the NEO by the Corporation without cause or the resignation by the NEO for Good Reason
“Good Reason” is defined in the agreements to include unilateral modifications in the essential conditions of the employment of the NEO, for example, the non-consensual reduction the NEO’s annual base salary or the change of the location where the NEO is to perform their duties.
In case of resignation by the NEO without Good Reason, the NEO must give 2 months of notice to the Corporation.

Treatment of Compensation Elements Upon Termination

Element of compensation	Resignation without Good Reason	Termination without cause[1]	Termination following a change of control: by Aya, without cause or by the NEO, with Good Reason [2]	Termination with cause[3]
Base salary	Payments cease	CEO: 24 months Other NEOs: 12 months	All NEOs: 24 months	All NEOs: at the discretion of the Board
Short-term cash incentive (“STI”)	None	CEO: 2 years of target STI Other NEOs: 1 year of target STI	All NEOs: 2 years of target STI	None
Stock Options
Vested stock options cease to be exercisable on the earlier of the expiry date of the stock options and 90 days after the termination date. Unvested stock options are automatically forfeited at the termination date.
		All unvested stock options vest and are considered exercised and payable.	All unvested stock options vest and are considered exercised and payable.[4]
Vested stock options cease to be exercisable on the earlier of the expiry date of the stock options and 90 days after the termination date. Unvested stock options are automatically forfeited at the termination date.

RSUs	Unvested RSUs are automatically forfeited at the termination date.	Unvested RSUs are automatically vested at the termination date.	Unvested RSUs vest immediately prior to the change of control and are paid upon the change of control become effective.[4]	Unvested RSUs are automatically forfeited at the termination date.
Benefits and perquisites	Contributions cease	Contributions to the health and dental plans continue for the full indemnity period.	Contributions to the health and dental plans continue for the full indemnity period.	Contributions cease
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(1)“cause” is defined by the specific law referenced in the executives’ employment agreements, meaning, for Messrs. La Salle, Landry-Tolszczuk, Elias and Beaudoin, the Civil Code of Québec and, for Mr. El Ouafi, Morocco’s Labour Code, promulgated by Dahir No. 1-03-194 of 6 June 2004.
(2)The treatment stated herein assumes that the termination is made without cause by the Corporation or with Good Reason by the NEO, within 12 months following the change of control.
(3)Compensation is not payable in case of intentional harm, fraud or criminal conduct on behalf of the employee.
(4)Upon a change of control, the RSUs and stock options held by executives vest, in accordance with the terms of the RSU Plan and the Stock Option Plan.

Estimated Payments Upon Termination
The following table indicates the estimated amounts that would be paid in the event that the employment of a NEO was terminated without cause or for Good Reason, following a Change of Control, with cause or following their retirement, death or disability, as at December 31, 2025.

Name and principal position	Context of termination of employment
	Following a Change of Control	With Cause	Without Cause	Retirement	Death	Disability
Benoit La Salle	1,783,784	—	1,783,784	—	—	—
President & Chief Executive Officer
Ugo Landry‑Tolszczuk	1,040,540	—	520,270	—	—	—
Chief Financial Officer
Mustapha El Ouafi	1,054,680	—	527,340	—	—	—
President - General Manager, Morocco
Raphaël Beaudoin	821,822	—	410,911	—	—	—
Vice-President, Operations
Elias J. Elias	723,759	—	361,880	—	—	—
Chief Legal & Sustainability Officer and Corporate Secretary
(1)The estimated amounts to be paid in MAD to Mr. El Ouafi and in CAD to the other NEOs were converted to USD using the average annual exchange rates reported for 2025 by the Bank Al Maghrib, being CA$1.00 equals US$0.72 and MAD1.00 equals US$0.11.

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Performance graph
The following graph compares the performance of our shares over the last five years to the performance of the S&P/TSX Composite Index. It shows what $100 invested in our shares and S&P/TSX Composite Index on the first day of 2020 would be worth at the end of each of the last five completed financial years.

	Jan. 1,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2021	2021	2022	2023	2024	2025
Aya Gold & Silver Inc.	100.00	249.12	221.31	243.17	247.90	475.75
S&P/TSX Composite Index	100.00	122.26	105.04	115.91	126.05	169.65
Global X Silver Miners ETF	100.00	81.65	63.01	63.83	71.48	187.92
Given that, up to April 2020, Aya had only one executive officer who also served as country manager in Morocco, there is currently no correlation between the variation of total compensation paid to our NEOs and our stock performance over the last five years, including with respect to the two indexes mentioned. Since April 2020 however, we have been engaged in staffing our executive ranks in a way that is commensurate with our operations and plans for growth and value creation. The share price performance shown in the chart above is a reflection of our efforts in this regard.

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OUR INCENTIVE PLANS
On February 18, 2021, the Board originally approved (1) the 2021 Plan, (2) a Restricted Share Unit Plan, and (3) a Deferred Share Unit Plan. The Board approved amendments to said plans on May 14, 2024, which you also approved at your annual general meeting held on June 21, 2024. No further stock options are to be granted under the Original Stock Option Plan.
As you will read in the next few pages, the 2021 Plan, the Restricted Share Unit Plan and the Deferred Share Unit Plan, in their amended versions, are not unduly dilutive and cannot be amended with respect to any material matter without your prior approval. The three plans are so-called “evergreen” plans and should Aya issue additional shares in the future, the number of shares issuable under the 2021 Plan, the Restricted Share Unit Plan and the Deferred Share Unit Plan will increase accordingly. The maximum number of shares that can be issued under all of our plans (i.e., the 2021 Plan, the Original Stock Option Plan, the Restricted Share Unit Plan and the Deferred Share Unit Plan) shall not exceed 10% of our outstanding shares as at the date of any grant.
You will find in the next few pages information on our incentive plans. This is a summary only and you should read the full texts of the plans which are available on SEDAR+ at www.sedarplus.ca.
Stock Option Plans
2021 Option Plan
Unless defined otherwise herein, all capitalized terms in this section have the meaning as defined in the 2021 Plan.
The 2021 Plan applies to Aya’s directors, officers, employees and consultants (as defined in the 2021 Plan) and those of our subsidiaries. The 2021 Plan provides for the grant of non-transferable stock options to purchase shares.
The Board will decide to whom stock options are granted, as well as the conditions attached to the grants, and will generally make all decisions regarding the 2021 Plan, provided that:
a.the number of shares issuable under the 2021 Plan, combined with the number of shares issuable under all Share Compensation Arrangements, shall not exceed 10% of the outstanding shares as at the date of any grant of stock options;
b.(i) the maximum aggregate number of shares reserved for issuance to all Non-Executive Directors under the 2021 Plan and all other Share Compensation Arrangements shall not exceed 10% of the total number of shares then issued outstanding; (ii) the maximum value of stock options granted under the Plan to any Non-Executive Director in a one-year period shall not exceed $100,000; and (iii) the maximum aggregate value of all awards granted under the 2021 Plan to any Non-Executive Director in a one-year period combined with the value of all grants under all other Share Compensation Arrangements in such one-year period shall not exceed $150,000. The foregoing limitations do not apply to grants made in lieu of directors’ fees payable in cash or to a one-time initial grant under any Share Compensation Arrangement made to a director joining the Board;
c.the total number of shares covered by stock options granted to a given Participant shall not exceed 5% of the total number of shares outstanding as at the date of any grant of stock options; and
d.the total number of common shares (i) issued to Insiders of the Corporation during any one-year period and (ii) issuable at any time under the 2021 Plan and any other Share Compensation Arrangements shall not exceed ten percent (10%) of the total number of shares issued and outstanding, respectively.
The four items mentioned above are hereinafter referred to as the “Limits”. The Limits also apply to our Restricted Share Unit Plan and our Deferred Share Units Plan.
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A share underlying a stock option that has been exercised or that, for any reason, is cancelled or terminated without having been exercised shall again be available for a grant of stock options under the 2021 Plan or for the purposes of our other Share Compensation Arrangements.
Under the 2021 Plan, stock options have a term and vest as determined by the Board, provided that the term cannot exceed ten years. However, the 2021 Plan allows stock options which would terminate or cease to be exercisable during or immediately following a Blackout Period to remain exercisable until the tenth business day following the end of that Blackout Period.
The Board establishes the stock option exercise price at the time each stock option is granted. The exercise price shall be not less than the volume-weighted average price of our shares on the Exchange for the five trading days immediately preceding such date of grant. If the grant is made during a Blackout Period, the stock option exercise price shall be not less than the volume-weighted average price of the shares on the Exchange for the five trading days immediately following the end of the Blackout Period. The 2021 Plan does not provide for any financial assistance from Aya in relation with the exercise of stock options.
The Board may generally provide for such additional terms and conditions in connection with the grant of stock options as the Board may consider necessary or appropriate. And with the consent of the affected Participants, the Board may amend or modify any outstanding stock option in any manner, to the extent that the Board would have had the authority to initially grant such stock option as so modified or amended, subject to the prior approval of the Exchange, if required. However, the price of a stock option is always payable in full when exercised, although the 2021 Plan provides for a cashless exercise feature.
Stock options granted under the 2021 Plan cannot be assigned, transferred or otherwise disposed of other than by will or by applicable laws of succession.
Generally, the 2021 Plan provides that, if a Participant ceases being an Eligible Participant for any reason other than death, each stock option held by the Participant will cease to be exercisable on or before the earlier of the expiry date of the stock option and 90 days after the Termination Date. If a stock option is not vested by the Termination Date, that stock option may not under any circumstances be exercised by the Participant or the Participant Representative. This applies regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or is entitled to a period of notice of termination which would otherwise have permitted additional stock options to vest.
If a Participant dies while an Eligible Participant, the Personal Representative of the Participant may exercise the Participant’s stock options on or before the earlier of the expiry date of the stock option and the date that is twelve months after the date of the Participant’s death, but only to the extent the stock options had already vested on the date of death.
In the event of a Change of Control, all stock options, whether vested or not on the date that the Change of Control occurs shall, subject to the approval of the Exchange and other applicable regulatory authority and further subject to the provisions of any written agreement between the Participant and Aya, if any, vest immediately prior to the Change of Control, and all stock options shall be deemed exercised at the time the Change of Control becomes effective. Alternatively, Aya may also or instead determine in its sole discretion that all stock options may be purchased for an amount per stock option equal to the consideration payable for each share in relation with the Change of Control, less the applicable exercise price and Withholding Tax Amount, as of the date the Change of Control occurs or as of such other date prior to the closing date of the Change of Control as the Board may determine in its sole discretion.
The 2021 Plan also provides for appropriate adjustments in the event of the subdivision or consolidation of our shares or in the event of a reorganization or other corporate transaction of a similar nature.
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The Board may amend, suspend or terminate the 2021 Plan at any time if that does not require your approval and does not adversely affect the rights of Participants.
The Board may make the following amendments to the 2021 Plan without your approval:
•amendments that may be necessary to ensure that the 2021 Plan complies with applicable laws and regulations;
•amendments respecting the administration of the 2021 Plan;
•an amendment to correct or rectify an ambiguity, an inapplicable provision, an error, an omission or other similar amendment of a housekeeping nature;
•amendments to the termination provisions of stock options or the 2021 Plan which do not entail an extension beyond their respective original expiry date;
•amendments ensuring that stock options comply with any provision respecting the income tax and other laws in force in any country or jurisdiction of which a Participant may from time to time be a resident or a citizen; and
•any other amendments not requiring shareholder approval under applicable laws or regulations or as set forth below.
Together, the six items mentioned above are hereinafter referred to as the “Inconsequential Amendments”.
Your approval is required for the following amendments to the 2021 Plan:
•any change to remove or to exceed the Limits;
•a reduction in the exercise price of a stock option;
•an extension of the term of a stock option; and
•any amendment to the amendment provisions of the 2021 Plan.

As at December 31, 2025, 5,947,967 stock options were outstanding under the 2021 Plan, representing 4.2% of our then issued and outstanding shares. These stock options had a weighted average exercise price of $10.77 and a weighted average remaining contractual term of 8.49 years.

During the financial year ended on December 31, 2025, 500,000 stock options were granted under the 2021 Plan, representing 0.4% of our then issued and outstanding shares to non executive employees of Aya.

Burn Rate of the Awards Granted Under the 2021 Plan
The following table sets out the burn rate of awards granted under the 2021 Plan as of the end of the financial year ended December 31, 2025. The burn rate is calculated by dividing the number of awards granted under the 2021 Plan during the relevant fiscal year by the weighted average number of securities outstanding for the applicable fiscal year. No stock options were granted in 2023 under the 2021 Plan.

	Fiscal Year ended December 31, 2025	Fiscal Year ended December 31, 2024	Fiscal Year ended December 31, 2023
Annual Burn Rate of the 2021 Plan	0.36%	3.86%	— %
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Original Stock Option Plan
On May 2, 2018, the Board adopted a fixed number stock option plan (the “Original Stock Option Plan”) to attract, retain and motivate the directors, officers, management, consultants and employees of Aya to continue in their collaboration and strive for our success.
Pursuant to the Original Stock Option Plan, stock options may be granted to directors, officers, employees and consultants providing ongoing services to Aya.
Stock options granted under the Original Stock Option Plan may be exercised within a maximum of ten years from the date of grant. The Nomination and Compensation Committee (or in the case of any proposed participant who is a member of the Compensation Committee, the Board) designates those individuals to whom stock options are to be granted, the number of stock options to be granted, their exercise price and their expiry date, and decides any other matter in connection therewith, in each case in accordance with the relevant legislation and requirements of the securities regulatory authorities. The exercise price of stock options granted under the Original Stock Option Plan may not be less than the closing price on the day preceding the grant. If there are no transactions on such day, the closing price is replaced by the average between the bid price and the ask price. The vesting period of the stock options is determined at the discretion of the Board at the time the stock options are granted. As at December 31, 2025, 4,121,484 stock options were outstanding under the Original Stock Option Plan, representing 2.9% of our then issued and outstanding shares. These stock options had a weighted average exercise price of $1.04 and a weighted average remaining contractual term of 4.50 years.
The number of shares that may be purchased under any stock option is determined by the Nomination and Compensation Committee, provided that, among other considerations:
•the aggregate number of shares that may be purchased under a stock option granted pursuant to the Original Stock Option Plan to any one participant within any one-year period shall not exceed 5% of the total number of outstanding shares, calculated on the date the stock option is granted;
•the aggregate number of shares that may be purchased under a stock option granted pursuant to the Original Stock Option Plan to any one participant that is a consultant within any one-year period shall not exceed 2% of the total number of outstanding shares, calculated on the date the stock option is granted;
•the aggregate number of shares that may be purchased under stock options granted pursuant to the Original Stock Option Plan to all participants retained to provide investor relations activities within any one year period shall not exceed 2% of the total number of outstanding shares, calculated on the date the stock option is granted, and stock options granted to participants retained to provide investor relations activities must vest in stages over a period of not less than one year with no more than ¼ of the stock options vesting in any three-month period;
•the number of shares reserved for issuance to participants under the Original Stock Option Plan that are independent directors and all of our other security-based compensation arrangements that provide for the issuance from treasury or potential issuance from treasury of shares shall not, in aggregate, exceed 1% of the total number of outstanding shares, excluding shares reserved for issuance to a participant at a time when such participant was not an independent director; and
•the aggregated number of shares that may be purchased under stock options granted pursuant to the Original Stock Option Plan:
•to participants that are insiders (as a group), at any point in time, shall not exceed 10% of the total number of issued and outstanding shares; and
•to participants that are insiders (as a group), within any one-year period, shall not exceed 10% of the total number of outstanding shares, calculated on the date a stock option is granted to any insider.
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If a participant to the Original Stock Options Plan shall cease to be a director, officer, manager, consultant or employee of Aya or a subsidiary of Aya for any reason (other than the death or the termination of the participant for cause), the stock options granted to such participant may be exercised in whole or in part by the participant during a period commencing on the date of such cessation and ending 90 days thereafter or on the expiry date, whichever comes first. If a participant to the Original Stock Option Plan shall cease to be a director, officer, manager, consultant or employee of Aya or a subsidiary by reason of termination for cause, the stock options granted to such participant may be exercised in whole or in part by the participant, until the date of notice of such termination.
In the event of the death of a participant, the stock options granted to such participant may be exercised in whole or in part by his heirs or administrators at any time up to the earlier of the expiry date of the stock options or the one-year anniversary of the death of such participant.
All benefits, rights and stock options accruing to any participant in accordance with the terms and conditions of the Original Stock Option Plan shall not be transferable.
The Nomination and Compensation Committee, with the approval of the Board, will have the right at any time to suspend or terminate the Original Stock Option Plan and will have the right to, with your approval and subject to receipt of requisite approval from the TSX, make any amendment to the Original Stock Option Plan, including any amendment that would:
•increase the number of shares reserved for issuance under the Original Stock Option Plan;
•reduce the exercise price per share under any stock option or cancel any stock option and replace such stock option with a lower exercise price per share under such replacement stock option, it being understood that any reduction in the exercise price of stock options held by insiders shall require disinterested shareholder approval;
•extend the term of a stock option beyond its original expiry time, unless the extension arises from a blackout period;
•increase the limit on participation by independent directors; or
•permit a stock option to be transferable or assignable.
The Nomination and Compensation Committee, without your prior approval, but with the approval of the Board, may make the following amendments to the Original Stock Option Plan:
•amendments of a clerical nature, including but not limited to the correction of grammatical or typographical errors or clarification of terms;
•amendments to reflect any requirements of any regulatory authorities to which we are subject, including the TSX;
•acceleration of or other amendments to any vesting provisions of a stock option; and
•amendments to the expiration date of a stock option that does not extend the term of a stock option past the original date of expiration for such stock option.
Appropriate adjustments to the Original Stock Option Plan and to stock options shall be made to give effect to adjustments in the number of shares resulting from subdivisions, consolidations, substitutions, or reclassifications of the shares, the payment of stock dividends (other than dividends in the ordinary course) or other changes in Aya’s capital or from a merger, an acquisition an amalgamation, an arrangement or other transaction resulting in a change of control.
Under the Original Stock Option Plan, in the event that the term of a stock option expires during such period of time which Aya has determined that one or more participants may not trade any securities because they may be in
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possession of undisclosed material information, as it may be implemented and amended from time to time (a “Blackout Period”), the expiry date for such stock option shall be extended to the date which is ten business days following the end of such Blackout Period, unless the participant or Aya is subject to a cease trade order (or similar order) under applicable laws.
During the financial year ended on December 31, 2025, no stock options were granted under the Original Stock Option Plan to directors, consultants and employees of Aya. No further stock options are to be granted under the Original Stock Option Plan.
Burn rate of the awards granted under the Original Stock Option Plan
The following table sets out the burn rate of awards granted under the Original Stock Option Plan as of the end of the financial year ended December 31, 2025, and for the two preceding financial years. The burn rate is calculated by dividing the number of awards granted under the Original Stock Option Plan during the relevant fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

	Fiscal Year ended December 31, 2025	Fiscal Year ended December 31, 2024	Fiscal Year ended December 31, 2023
Annual Burn Rate of the Original Stock Option Plan	— %	— %	— %
The following table shows, as of December 31, 2025, aggregated information on the Original Stock Option Plan and the 2021 Plan.
Equity Compensation Plan Information

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Stock Options	Weighted Average Exercise Price of Outstanding Stock Options, Warrants and Rights	Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans (approved by shareholders)	10,069,451	4.95	2,520,483
In addition to the 4,121,484 stock options that are issued under the Original Plan and the 5,947,967 stock options that are issued under the 2021 Plan, 1,186,870 RSUs are issued under the Restricted Share Unit Plan and 424,597 DSUs are issued under the Deferred Share Unit Plan. Accordingly, as at December 31, 2025, 2,520,483 additional stock options, RSUs and DSUs in aggregate remained available for grant under all of our plans, representing 1.8% of our then outstanding shares.
Unit Plans
Restricted Share Unit Plan
You will find in this section a description of the Restricted Share Unit Plan. This is a summary only and you should read the full text of the Restricted Share Unit Plan available on SEDAR+ at www.sedarplus.ca. Unless defined otherwise herein, all capitalized terms in this section have the meaning as defined in the Restricted Share Unit Plan.
The Limits described under the heading “2021 Option Plan” apply to the Restricted Share Unit Plan (and the Deferred Share Unit Plan).
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The Board is allowed to make Inconsequential Amendments to the Restricted Share Unit Plan (and the Deferred Share Unit Plan) as it is allowed to make to the 2021 Plan. However, your approval is required for the following amendments to the Restricted Share Unit Plan:
•any change to remove or to exceed the Limits;
•a change to the term of an RSU; and
•any amendment to the amendment provisions of the Restricted Share Unit Plan.
As for the 2021 Plan (and the Deferred Share Unit Plan), a share underlying an RSU that has vested or that, for any reason, is cancelled or terminated without having vested shall again be available for an Award under the Restricted Share Unit Plan or for the purposes of other Share Compensation Arrangements.
The Restricted Share Unit Plan applies to Aya’s directors, officers, employees and consultants and those of our subsidiaries. The Restricted Share Unit Plan provides for the grant of non-transferable RSUs. Once they vest, RSUs are payable in cash or in shares. The value of an RSU upon payment is equal to the number of RSUs credited to a Participant’s Account multiplied by the volume-weighted average price of a share on the Exchange for the five trading days immediately preceding the Vesting Date. If Aya decides to pay the RSUs in shares instead of cash, the Participant will receive that number of shares issued from Aya’s share capital equal to the whole number of RSUs credited to the Participant’s Account with respect to the applicable Vesting Date, plus a cash settlement of any fraction of an RSU. RSUs vest on December 15 of the year which is three years after the year in which the Award is granted. If the Vesting Date of any RSUs falls during a Blackout Period, such date may be extended for a period ending at the latest on the tenth business day after the expiry date of the Blackout Period. Whether the RSUs are paid in cash or in shares, the Restricted Share Unit Plan provides for payment of RSUs net of applicable withholding taxes.
Subject to the provisions of the Restricted Share Unit Plan, the Board decides to whom Awards are granted, the effective date thereof, the number of RSUs to be allocated, the terms and conditions of vesting, if any, the Vesting Date and such other terms and conditions which the Board considers appropriate to the Award in question, and which terms and conditions need not be identical as between any two Awards, whether or not contemporaneous. And with the consent of the affected Participants, the Board may amend or modify any outstanding RSU in any manner, to the extent that the Board would have had the authority to initially grant such RSU as so modified or amended, subject to the prior approval of the Exchange, if required.
RSUs cannot be assigned, transferred or otherwise disposed of other than by will or by applicable laws of succession.
Generally, the Restricted Share Unit Plan provides that upon the Participant incurring a Termination Date prior to the Vesting Date, RSUs which did not vest on or prior to the Participant’s Termination Date shall be terminated and forfeited as of the Termination Date.
In the event of a Change of Control, all RSUs, whether vested or not on the date that the Change of Control occurs shall and subject to the approval of the Exchange and other applicable regulatory authority and further subject to the provisions of any written agreement between the Participant and Aya, if any, vest immediately prior to the Change of Control, and all RSUs shall be paid at the time the Change of Control becomes effective at a price equal to the consideration payable for each share in relation with the Change of Control, less the applicable Withholding Tax Amount.
The Restricted Share Unit Plan also provides for appropriate adjustments, including the issuance of additional RSUs, in the event of share capital adjustments as well as in the event of the payment of dividends in cash or in shares. Furthermore, when dividends are paid on common shares, either in cash or in shares, participants holding
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RSUs at the moment such dividends are paid are entitled to receive additional RSUs. Such additional RSUs are subject to the same vesting conditions applicable to the underlying RSUs to which they relate.
The Board may amend, suspend or terminate the Restricted Share Unit Plan at any time if that does not require your approval and does not adversely affect the rights of Participants.
As at December 31, 2025, 1,186,870 RSUs were outstanding under the Restricted Share Unit Plan, representing 0.8% of our then issued and outstanding shares.

Burn Rate of the Awards Granted Under the Restricted Share Unit Plan
The following table sets out the burn rate of awards granted under the Restricted Share Unit Plan as of the end of the financial year ended December 31, 2025. The burn rate is calculated by dividing the number of awards granted under the Restricted Share Unit Plan during the relevant fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

	Fiscal Year ended December 31, 2025	Fiscal Year ended December 31, 2024	Fiscal Year ended December 31, 2023
Annual Burn Rate of the Restricted Share Unit Plan	0.30%	0.35%	0.34%

Deferred Share Unit Plan
You will find in this section a description of the Deferred Share Unit Plan. This is a summary only and you should read the full text of the Deferred Share Unit Plan available on SEDAR+ at www.sedarplus.ca. Unless defined otherwise herein, all capitalized terms in this section have the meaning as defined in the Deferred Share Unit Plan.
The Limits described under the heading “2021 Option Plan” apply to the Deferred Share Unit Plan (and the Restricted Share Unit Plan).
The Board is allowed to make Inconsequential Amendments to the Deferred Share Unit Plan (and the Restricted Share Unit Plan) as it is allowed to make to the 2021 Plan. However, your approval is required for the following amendments to the Deferred Share Unit Plan:
•any change to remove or to exceed the Limits;
•an extension to the term of a DSU; and
•any amendment to the amendment provisions of the Deferred Share Unit Plan.
As for the 2021 Plan (and the Restricted Share Unit Plan), a share underlying a DSU that has vested or that, for any reason, is cancelled or terminated without having vested shall again be available for an Award for the purposes of other Share Compensation Arrangements.
The Deferred Share Unit Plan applies to Aya’s directors, officers and employees and those of our subsidiaries. The Deferred Share Unit Plan provides for the grant of non-transferable DSUs.

Before the beginning of each fiscal year, or as soon as reasonably practicable following a Director’s appointment or election to the Board or a Board committee, each Director must make an election as to whether the cash portion of their Annual Board Retainer, in whole or in part, will be paid (i) in cash or, (ii) in DSUs under an Automatic Grant Program. In the latter case, the number of DSUs granted each quarter shall be equal to the dollar value of the portion of the Annual Board Retainer elected to be deferred, divided by four (4), multiplied by the applicable predetermined Adjustment Factor, divided by the Market Price per Common Share on the Quarterly Conversion
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Date. The Quarterly Conversion Date shall be, unless otherwise determined by the Board, the last business day of the fiscal quarter in respected of which the DSUs are credited, provided that with respect to any Award made under an Automatic Grant Program, the Quarterly Conversion Date shall be the last business day of such fiscal quarter, and the Board shall have no discretion to determine otherwise. The resulting number of DSUs shall be credited on the last business day of the fiscal quarter in respect of which the Annual Board Retainer is payable.

DSUs vest upon the Termination Date of a Participant and must be settled no later than December 15 of the calendar year following the Termination Date occurred. Once they vest, DSUs are payable in cash or in shares. The value of a DSU upon payment is equal to the number of DSUs credited to a Participant’s Account multiplied by the volume-weighted average price of a share on the Exchange for the five trading days immediately preceding the Settlement Date. If Aya decides to pay the DSUs in shares instead of cash, the Participant will receive that number of shares issued from Aya’s share capital equal to the whole number of DSUs credited to the Participant’s Account with respect to the applicable Settlement Date, plus a cash settlement of any fraction of a DSU. Except if the DSUs are granted under an Automatic Grant Program, if the Settlement Date of any DSUs falls during a Blackout Period, such date shall be extended for a period ending on the tenth business day after the expiry date of the Blackout Period. Whether the DSUs are paid in cash or in shares, the Deferred Share Unit Plan provides for payment of DSUs net of applicable withholding taxes.
Subject to the provisions of the Deferred Share Unit Plan, the Board decides to whom Awards are granted, the effective date thereof, the number of DSUs to be allocated and such other terms and conditions which the Board considers appropriate to the Award in question, and which terms and conditions need not be identical as between any two Awards, whether or not contemporaneous. And with the consent of the affected Participants, the Board may amend or modify any outstanding DSU in any manner, to the extent that the Board would have had the authority to initially grant such DSU as so modified or amended, subject to the prior approval of the Exchange, if required.
DSUs cannot be assigned, transferred or otherwise disposed of other than by will or by applicable laws of succession.
Generally, the Deferred Share Unit Plan provides that, subject to the provisions of any applicable DSU Award Agreement, if the relationship of the Participant with Aya is terminated for cause, the Participant shall have no claim to, or in respect of, any DSU outstanding as at the date of his or her termination for cause, nor shall the Participant have any entitlement to damages or other compensation or any claim for wrongful termination or dismissal in respect of any DSU or loss of profit or opportunity which may have or would have vested or accrued to the Participant if such termination or dismissal had not occurred or if due notice of termination had been given.
In the event of a Change of Control, all DSUs shall, subject to the approval of the Exchange and other applicable regulatory authority and further subject to the provisions of any written agreement between the Participant and Aya, if any, vest immediately prior to the Change of Control, and all DSUs shall be paid at the time the Change of Control becomes effective at a price equal to the consideration payable for each share in relation with the Change of Control, less the applicable Withholding Tax Amount.
The Deferred Share Unit Plan also provides for appropriate adjustments, including the issuance of additional DSUs, in the event of share capital adjustments as well as in the event of the payment of dividends in cash or in shares. Furthermore, when dividends are paid on common shares, either in cash or in shares, participants holding DSUs at the moment such dividends are paid are entitled to receive additional DSUs. Such additional DSUs are subject to the same vesting conditions applicable to the underlying DSUs to which they relate.
The Board may amend, suspend or terminate the Deferred Share Unit Plan at any time if that does not require your approval and does not adversely affect the rights of Participants.
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As at December 31, 2025, 424,597 DSUs were outstanding under the Deferred Share Unit Plan, representing 0.3% of our then issued and outstanding shares.

Burn Rate of the Awards Granted Under the Deferred Share Unit Plan
The following table sets out the burn rate of awards granted under the Deferred Share Unit Plan as of the end of the financial year ended December 31, 2025. The burn rate is calculated by dividing the number of awards granted under the Deferred Share Unit Plan during the relevant fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

	Fiscal Year ended December 31, 2025	Fiscal Year ended December 31, 2024	Fiscal Year ended December 31, 2023
Annual Burn Rate of the Deferred Share Unit Plan	0.07%	0.10%	0.13%

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GOVERNANCE
Board Mandate and Positions
Board Mandate
The Board is responsible for the supervision of the management of the Corporation's business and affairs. It operates in accordance with a written mandate, which delineates its duties and responsibilities, including with respect to strategic planning, supervision of management and performance assessment of senior executives, financial matters, internal controls, corporate governance matters, communication with stakeholders and reporting. The Board mandate explicitly acknowledges the Board’s responsibility to oversee the processes for identifying and managing business, technical and operating risks and opportunities. The Board’s oversight responsibilities pertaining to ethical business conduct, risk oversight, ESG matters as well as the delegation of responsibilities to its committees and executives are discussed in more detail below.

A copy of the Board mandate is hereto attached as Schedule “A” and is available on our website at www.ayagoldsilver.com.
Chair, Lead Director and CEO Positions
The Board adopted written position descriptions for each of the Chair of the Board, the Lead Director and the CEO, which can be found on our website www.ayagoldsilver.com. The Board has not adopted written position descriptions for the chair of each Board committee. The chair of each Board committee is responsible for conducting the committee meetings, ensuring that the responsibilities of the committee chaired are fulfilled and reporting to the Board on decisions or recommendations the committee makes.
The Chair provides leadership and direction to the Board with respect to all aspects of its work. The Chair of the Board is responsible, among other things, for chairing meetings of the Board and of the shareholders, ensuring that functions delegated to the Board committees are carried out effectively, and serving as a resource to the CEO.
Since 2020 and until the 2026 Annual General Meeting, the role of Chair of the Board has been assumed by Mr. Robert Taub. Mr. Taub holds a BA in Languages from the University of Antwerp (Belgium) and an MBA from INSEAD (Fontainebleau, France). An entrepreneur in the life sciences field, he is also an investor in several pharmaceutical and medical device companies. Mr. Taub was previously the CEO and founder of a NASDAQ-listed company. He is currently the Chairman of the board of Nyxoah SA, since 2009. He attended all 7 of Aya's Board meetings held in 2025.
The mandate of the lead director of the Board provides that the lead director chairs the meetings of independent directors, including in-camera sessions, and that the lead director must ensure that independent directors have sufficient opportunities to meet amongst themselves.
Since 2022 and until the 2026 Annual General Meeting, the role of lead director has been assumed by Dr. Juergen Hambrecht. Dr. Hambrecht obtained his doctorate in chemistry in 1975 from the University of Tübingen, Germany. He is currently a director on the board of Nyxoah SA, a medical technology company. Previously, he served BASF SE in various responsibilities around the world for more than 35 years, including as director since 1997, CEO and Chairman of the Board of Executive Directors from 2003 to 2011 and Chairman of the supervisory board from 2014 to 2020. Dr. Hambrecht also held the role of Chairman of the Board of Trumpf SE for ten years, from 2013 to 2023 and served as member of the supervisory board of Daimler AG from 2008 to 2020. He attended all 7 of Aya's Board meetings held in 2025.

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The CEO of the Corporation collaborates with the Board to develop an annual business plan and is responsible for supervising its execution through effective leadership of the management team. The CEO manages interactions with the stakeholders of the Corporation and ensures effective communication between the Board and management. The CEO assumes any other responsibility assigned by the Board.
Mr. Benoit La Salle has been the CEO of Aya since 2020.
Board Composition
Proposed Board Composition Overview
Independence
•The Board is currently composed of 8 directors, 7 of whom are independent.
•The only non-independent Board member is Mr. Benoit La Salle, President and CEO of Aya.
•As at the date hereof, all Board committees are composed solely of independent directors.
•The Board held 2 in-camera sessions at its meetings held in 2025 to meet independently from management. Mr. La Salle was excluded from the in-camera sessions.
•The Audit and Risk Management Committee (the "Audit Committee") met independently of management at 2 of its 4 meetings held in 2025.
•The Nomination and Compensation Committee met independently of management at 2 of its 3 meetings held in 2025.
•The ESG Committee met independently of management at all of the 2 meetings held in 2025.
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Director Commitments
The Board has chosen not to implement a policy restricting the number of board positions its directors can hold, instead believing that each director is responsible for determining if they have sufficient time and energy to fulfill their duties to the shareholders of multiple companies. All Board members and nominees adhere to the over boarding guidelines of Institutional Shareholder Services and Glass Lewis as at the date hereof.
There are currently no interlocking directorships among the Board nominees.
Diversity
We believe that the presence of Board members with diverse backgrounds and experience strengthens Board performance and promotes the creation of long-term shareholder value. Our position on diversity within the Board and senior management of the Corporation is included in our People Policy. The People Policy states that Board diversity promotes the inclusion of different perspectives, helps maintain competitive advantage, and makes for better corporate governance. When identifying director candidates, the Nomination and Compensation Committee is required to actively seek candidates from a diverse and wide range of backgrounds, experiences and perspectives, and to treat Diversity as a key evaluation criterion.
Aya's People Policy establishes diversity, equity and inclusion ("DEI") as strategic priorities for both the workforce and the Board. The People Policy's stated objective is to foster an inclusive workplace where all stakeholders are treated with dignity and respect, and where diversity is recognized as a driver of innovation and performance. In our People Policy, "Diversity" is defined broadly as encompassing factors such as race, nationality, ethnicity, cultural background, marital status, women, gender, gender expression, gender identity, sexual orientation, religion, people with disability, age, political views, language, members of visible minorities, indigenous people, or any other legally protected characteristics.
Our People Policy establishes quantitative targets:
•at least 33% of Board members must be women; and
•at least 1 Board member must be from a racially or ethnically diverse background.
The People Policy also clearly requires Aya, the Board, the Nomination and Compensation Committee and any recruitment partners to ensure that diverse candidates are considered.
The People Policy identifies the following concrete implementation measures:
•Annual monitoring of diversity across both the workforce and the Board, including tracking compliance and progress.
•Auditing of global diversity performance through data analysis to identify gaps in representation.
•Development of initiatives to recruit from diverse talent pools, support a diverse workforce, and establish diversity mentorship programs.
•Targeted recruitment and appointment efforts to address identified gaps or disparities.
•Recruitment partners and the Nomination and Compensation Committee are expressly required to ensure that diverse candidates are considered in all director searches.
•A customized induction process for new Board members to address individual diversity needs.
•Training and guidance for both employees and Board members on diversity policies.
•Investment in community projects aligned with DEI commitments.
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•Direct oversight of diversity performance and initiatives by the Corporation's Chief Sustainability Officer ("CSO"), who has been assigned a specific accountability role in this regard.
The Board and the Nomination and Compensation Committee measure the effectiveness of the People Policy primarily through annual monitoring and compliance review mechanisms. The CSO holds direct oversight responsibility over this performance monitoring function.
Based on voluntary disclosure from directors and individuals among senior management on their belonging to designated groups (as defined in the Employment Equity Act), which includes women, Indigenous peoples, members of visible minorities and persons with disabilities, as of the date of this Circular:
•Aya’s Board comprises 3 women (38%); and
•Aya’s senior management comprises 1 woman (13%) and 3 persons (38%) who identify as members of visible minorities.
Upon election of all director nominees, the Board will be composed of 4 women (50%) and 4 men (50%).
No current director or member of senior management has declared belonging to one of the following designated groups: Indigenous peoples or persons with disabilities. One current director has declared being a member of visible minorities.
The Board has not adopted a written policy specifically relating to the identification and nomination of members of senior management who are women or members of designated groups, as it is not in a position to predict with assurance its future turnover rate and needs in relation thereto.
There is currently no target for the representation of women or members of designated groups among senior management. Given the small size of its executive team, Aya believes that implementing targets would not be beneficial to its interests at this time. Aya considers the level of representation of women in executive officer positions in the context of new appointments by taking into consideration candidates’ skills, functional experience, background, personal qualities and knowledge required at that particular time. In the current labour market context however, skills and availability as well as celerity to fill vacant positions are the primary factors considered.
Aya has adopted a written policy relating to the identification and nomination of board members of visible minorities and aboriginal people as directors. The People Policy expressly provides that at least one director must be from a racially or ethnically diverse background, which includes members of visible minorities and aboriginal people. Aya has not adopted a written policy specifically dedicated to the identification and nomination of persons with disabilities as directors. Aya believes that implementing targets would not be beneficial to its interests at this time. However, this group fall expressly within Aya's broad definition of diversity as set out in the People Policy, among other protected characteristics. Accordingly, the People Policy governs the identification and nomination of candidates from this group.
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Board and Committee Meetings
In 2025, the Board held 7 meetings, the Audit Committee held 4 meetings, the Nomination and Compensation Committee held 3 meetings and the ESG Committee held 2 meetings. All of the directors attended all Board meetings and all committee meetings in 2025, as more particularly disclosed in their individual profiles, starting at page 15 of this Circular.
Board Responsibilities
Ethical Business Conduct
The Board has adopted a written Code of Business Conduct and Ethics (“Code of Conduct”) to help its directors, officers and employees to take a consistent approach on key integrity issues. The Board has also adopted several other policies to ensure that our employees, consultants, business partners and suppliers adhere to our ethical standards when operating in Canada and overseas. These policies include an Insider Trading Policy, a Suppliers Code of Conduct and a Human Rights Policy, which are all available on our website at www.ayagoldsilver.com.
Under its mandate, the CEO is responsible for fostering an ethical corporate culture. The CEO and the Chair of the Board are jointly responsible for ensuring that the Code of Conduct and all of the Corporation’s policies regarding ethics are implemented and executed throughout the Corporation. In light of the foregoing, Aya’s employees are periodically requested to acknowledge their commitment to the spirit and letter of our Code of Conduct.
In accordance with the Corporation’s Whistleblowing Policy, any non-compliance with the Code of Conduct should be reported directly to the Chair of the Audit Committee or through a confidential whistleblowing hotline operated by a reputable third-party service provider. The Audit Committee is generally responsible for investigating complaints under the Whistleblowing Policy and, the ESG Committee is responsible for reviewing reports of illegal or unethical behavior that are a violation of the Code of Conduct. The Board is ultimately responsible for the resolution of complaints related to the Code of Conduct.
In the event any transactions or agreements occur in respect of which a director or executive officer has a material interest, the matter must be submitted to the Board. The Board may implement any measures that it finds necessary in order to ensure the exercise of independent judgment, like, for example, the establishment of an ad hoc committee composed of independent directors only, which may be assisted in evaluating the matter by an external advisor. In the event a director has a material interest in any transaction or agreement, such director shall abstain from voting on the subject matter.
Risk Oversight
Aya’s Board is responsible for taking all reasonable measures to ensure that appropriate systems are in place to identify business, technical and operating risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities. The Board discharges these responsibilities directly and through its committees, which are each tasked with the following, within their areas of expertise:
•identify risks and monitor the emergence of new risks;
•assess the importance of the risks in regard to Aya’s corporate objectives;
•ensure that strategies are developed to effectively manage the risks;
•monitor the implementation of risk management strategies by management; and
•provide periodic feedback to the Board with respect to risk identification, assessment and management.
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The Board’s committees’ principal risk oversight responsibilities are summarized below:

Audit Committee	Nomination and Compensation Committee	ESG Committee
•Oversees financial compliance, financial reporting and internal controls risks	•Oversees succession planning risks	•Oversees corporate governance, health, safety, environment, community, tailings, human rights, climate, greenhouse gases emissions and water-related risks
•Oversees information disclosure risks	•Oversees risks pertaining to compensation practices
•Oversees electronic data processing and computer security risks

Management plays an important role in risk management as it provides key insights to the committees of the Board regarding the Corporation’s strategic and operational risks. In 2022, we completed an in-depth identification and assessment of our climate-related risks and opportunities, the results of which process were published in our inaugural Climate Action Report and integrated in our global risk register. In relation to our Zgounder silver mine expansion project, we first completed technical risk analysis within our feasibility study and, in 2023, conducted a social and environmental risk assessment in line with the performance requirements of lender the European Bank for Reconstruction and Development. We are currently in the process of implementing an enterprise risk management system, which will enable data-driven assessments of the causes and impacts of all company risks and allow for better prioritization and monitoring of risk management initiatives.
On an annual basis, the Corporation identifies its most important operational and financial risks and reports thereon in its Annual Information Form and Management's Discussion and Analysis, both of which are available on our website at: www.ayagoldsilver.com.
Cybersecurity Risk Management
Aya is committed to maintaining high standards for information security. Information technology systems and cybersecurity threats are corporate risks subject to control and monitoring at various levels of the organization.
The Board assigns to the Audit Committee the responsibility for reviewing the measures in place to safeguard assets, including the adequacy of controls related to electronic data processing and computer security. The Audit Committee shall report to the Board, on its work, activities and recommendations, including on its oversight of information technology risks and cybersecurity matters, at least once a year.
Aya’s dedicated team of information technology professionals is responsible for the implementation of the Corporation’s information security program, and report to the Corporation’s Information Technology Director. The Information Technology Director provides monthly updates to management, through the Corporation’s Chief Financial Officer, on information security matters. The Chief Financial Officer, in turn, reports to the Board, through the Audit Committee, on information technology security initiatives and related risks on a yearly basis, and promptly in respect of any matters the Chief Financial Officer considers to be material.
Aya leverages independent third-party assessment on an annual basis to evaluate and mitigate information security risk. The Corporation has implemented an information security training program for its employees, executives, and anyone with permanent or temporary access to Aya's systems and hardware. The mandatory information security training is dispensed to its employees, executives, and anyone with permanent or temporary access to Aya's systems and hardware. Training frequency is upon initial access to Aya's information systems, and annually
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thereafter. Training is delivered through interactive training sessions. Regular phishing simulations are also conducted, along with targeted supplemental training to address identified vulnerabilities. The Corporation's cybersecurity program utilizes the National Institute of Standards and Technology for its foundation.

Our Cybersecurity Policy outlines our guidelines and provisions for preserving the security of our data and technology infrastructure. It sets forth our expectations regarding cybersecurity practices and responsibilities applicable to all employees, consultants, directors, officers, and to the extent applicable, contractors, subcontractors, services providers, and anyone who has permanent or temporary access to our systems and hardware.
In the last three years, the Corporation has not experienced an information security breach at the Corporation that would affect Aya's business or stakeholders. In the last year, the Corporation has not experienced an information security breach at any third party that would affect Aya's business or stakeholders. To mitigate the risks of such events, the Corporation maintains a robust information technology infrastructure, security controls and an up-to-date incident response plan.
ESG Oversight
The Board is responsible for approving the Corporation’s major policies and practices relating to social and environmental responsibility and sustainability and, reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems.
The Board notably discharges its responsibilities pertaining to ESG matters through its ESG Committee, which mandate includes oversight responsibility of our corporate responsibility policy framework and initiatives to promote ESG, including health and safety, environmental stewardship, climate change and relationships with communities. The ESG Committee notably approves any annual ESG targets and periodically monitors progress over the targets and management of ESG risks, reviews global sustainability strategy progress and outcomes, reduction pathways and scenarios as well as investor inquiries related to climate and SASB/TCFD climate approaches.
The Executive Committee, which reports to the ESG Committee periodically on the implementation of the ESG strategy, is composed of the CEO, the CFO, the Chief Legal & Sustainability Officer ("CLSO"), the Vice-President, Operations, the Vice-President, Exploration, and the Vice-President, Investor Relations.The CLSO acts as liaison between the ESG Committee and the Executive Committee and ensures that the ESG initiatives and disclosures of Aya are in compliance with applicable laws and standards.
Since 2022, the Board has tied a portion of executive short-term incentive compensation to ESG performance indicators, such as the achievement of specific milestones of our TCFD Action Plan and the implementation of actions constituting part of our Environmental and Social Action Plan. Since 2024, the application of ESG-linked compensation was broadened beyond our senior management team, in order to instill a sense of ownership and accountability for ESG targets across the organization.
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Board Committees
ESG Committee
The ESG Committee of the Board is composed of three independent directors, as defined in Regulation 52-110 respecting Audit Committees (“Regulation 52-110”). Mr. Nikolaos Sofronis was the chair of the ESG Committee until April 14, 2025. Ms. Ghislane Guedira took on the role of chair of the ESG Committee as of May 9, 2025. Ms. Annie Torkia Lagacé and Dr. Juergen Hambrecht have also been members of the ESG Committee all through 2025 and until the date hereof.
The responsibilities of the ESG Committee are discussed in the previous section, under the heading “ESG oversight”.
Audit and Risk Management Committee
The Audit Committee of the Board is currently composed of three directors, who are independent and financially literate as defined in Regulation 52-110. Each member of the Audit Committee is also considered independent pursuant to Regulation 52-110, Rule 10A-3 of the Exchange Act and Nasdaq Listing Rules. The Board has determined that Yves Grou is an “Audit committee financial expert” for the purposes of applicable laws and regulations. The designation of a member of the Audit Committee as an “Audit committee financial expert” does not make them an “expert” for any purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of the Audit Committee or the Board who do not carry this designation. Until May 12, 2025, the Audit Committee members were Mr. Yves Grou (Chair), Ms. Eloise Martin and Ms. Annie Torkia Lagacé. Ms. Annie Torkia Lagacé stepped down from her role as a member of the Audit Committee due to professional reasons and was replaced by Ms. Ghislane Guedira, as of the same date. Mr. Yves Grou, the chair of the Audit Committee, is a chartered accountant and certified public accountant with extensive audit experience. Ms. Ghislane Guedira, who served as Chief Financial Officer at the OCP Group for many years, in addition to having practiced as an auditor for 5 years at a reputable accounting firm, also brings significant audit experience to the Audit Committee. Their experience is complemented by Ms. Eloise Martin's vast experience in project finance, structured finance, and capital structuring advisory in the energy and natural resources sectors.
The Audit Committee’s main responsibilities are:
•reviewing the Corporation’s financial statements and management's discussion and analysis on an annual and interim basis, prior to public disclosure;
•reviewing annually the performance and independence of the independent auditors;
•overseeing the work of the independent auditors, including requiring that they report directly to the Audit Committee, and being directly responsible for their appointment, compensation, retention and oversight, while recommending to the Board the independent auditors to be nominated for shareholder approval and their compensation;
•reviewing, approving and overseeing of related party transactions, including the adequacy of associated policies and procedures, and reviewing with the independent auditors the Corporation’s identification, accounting for and disclosure of such transactions;
•consulting with the independent auditors of the Corporation about the quality of the Corporation’s accounting principles, internal controls and the completeness and accuracy of the Corporation’s financial reporting;
•reviewing with management, in consultation with the independent auditors, the integrity of the Corporation’s financial reporting process, both internal and external, and internal controls;
•assessing and overseeing the overall process for identifying principal business, political, financial and control risks and providing its views on the effectiveness of such process to the Board;
•reviewing the measures in place to safeguard assets, including the adequacy of controls related to electronic data processing and computer security; and
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•monitoring and reviewing compliance with the Corporation’s Whistleblowing Policy and establishing procedures for the receipt and treatment of complaints received thereunder.
Additional information regarding the Audit Committee is contained in our AIF under the heading “Audit Committee Information”. The Audit Committee Charter is attached to the AIF as Schedule “A” and is available on our website at www.ayagoldsilver.com.

Nomination and Compensation Committee
Nomination and Compensation Committee Composition and Mandate
The Nomination and Compensation Committee of the Board is currently composed of three independent directors, as defined in Regulation 52-110 and the applicable Nasdaq Listing Rules. The members of the Nomination and Compensation Committee during 2025 and as of the date hereof are Dr. Juergen Hambrecht (chair), Mr. Yves Grou and Ms. Eloise Martin, all of whom have experience relevant to the Nomination and Compensation Committee’s mandate.
The compensation oversight responsibilities of the Nomination and Compensation Committee are discussed in the Executive Compensation Discussion and Analysis section of this Circular, starting at page 30. With regards to its nomination mandate, the Nomination and Compensation Committee is notably responsible for:
•Overseeing the annual assessment process of the Board and the Board committees;
•Making recommendations with regards to Board and committee sizes and compositions;
•Making recommendations to the Board on director nominees;
•Overseeing the succession plan for the CEO and senior management of Aya; and
•Developing and implementing an educational program for directors.
The other responsibilities of the Nomination and Compensation Committee are set out in its written charter, which is available on our website at www.ayagoldsilver.com.
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Board and Committee Assessments and Renewal
Assessments of the Board and Committees
The Board has a predetermined assessment process for the Board and its Committees. This process is overseen by the Nomination and Compensation Committee, and the assessment is conducted by means of a questionnaire distributed to each director. Each director is asked to specifically review their own competences, strengths and weaknesses, as well as those of the Board and the committees they sit on as a whole. They are also asked to identify where they feel continuous education may support them, the Board or the committees they sit on in fulfilling their respective mandates. Each director is then asked to evaluate, based on skill matrix, the Board composition in its entirety as well as the composition of each Board committee.
The overall results of the 2025 Board assessment are disclosed under the heading “Board Skills Matrix”, on page 23 of this Circular.
Nomination Process
The Nomination and Compensation Committee makes recommendations with respect to qualified candidates for nomination as directors, taking notably in account:
•the conclusions of the most recent Board assessment, in terms of any skills or experience identified as lacking or needed on the Board or committees;
•the specific needs created by a current Board vacancy, such as required expertise and committee gaps;
•ability to meet legal requirements and corporate governance standards of both the TSX and the Nasdaq market pertaining to Board and committee composition, including independence and financial literacy;
•alignment with evolving expectations from Canadian and U.S. institutional investors regarding Board diversity, ESG oversight and governance practices; and
•the candidate's availability, other board commitments and willingness to serve on the Board.
Proposed nominations are discussed between members of the Board and management, and are subject to the review and final approval from the Board.
Any new appointee or nominee to the Board must have a favorable track record in general business management, special expertise in areas of strategic interest to Aya, the ability to devote the time required and a willingness to serve as director.
Retirement Age and Term Limits
The Board did not deem appropriate to adopt a mandatory retirement age or term limits for directors as the Board believes that the renewal of a member’s mandate is neither a matter of age nor the number of years the director has served on the board, but rather the director’s contribution to the orientation, management, development, growth and profitability of Aya, in keeping with the highest standards of integrity.
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Orientation and Continuing Education
Newly appointed directors receive copies of all the most recent reports and key documentation pertaining to Aya’s business and affairs and engage with senior management and other Board members. All Board members are invited on an annual basis to tour our operating sites in Morocco.
Recognizing the expertise and professional backgrounds of each director, as well as the specific roles they are called to fulfill within the Board, orientation and continuing education is tailored to address their specific needs. We encourage Board members to select training materials and courses that will allow them to keep up to date on changing compliance requirements, governance expectations and subjects pertaining to current challenges or projects of Aya. Training sessions can include in-house presentations by members of the Board or management with specific knowledge on a subject, webinars, conferences, etc. In 2025, director education included:
•Courses provided by the Institute of Corporate Directors regarding ESG developments
•Courses provided by the Institute of Corporate Directors regarding cybersecurity
•Presentations regarding Canadian securities updates
•Presentations on U.S. securities listing requirements and ongoing disclosure obligations under U.S. securities rules
Shareholder Engagement
The Corporation places a strong emphasis on transparency and communication with its shareholders and other stakeholders, through a variety of channels such as disclosure documents, reports, press releases, industry conferences, institutional and retail investor conferences, management's quarterly conference calls with analysts, annual general meeting of shareholders, its website, and social media platforms.
In 2025, Aya management engaged with investors and other stakeholders at the following conferences:
•NBF Dubai Mining Conference - Dubai, UAE
•TD Securities Global Mining Conference – Toronto
•Future Minerals Forum – Riyadh, Saudi Arabia
•BMO Global Metals & Mining Conference – Hollywood, FL
•Red Cloud Pre-PDAC Mining Showcase - Toronto
•Raymond James Silver Conference – London, UK
•121 Mining Investment – NYC
•Rule Symposium – Boca Raton, FL
•Precious Metals Summit – Beaver Creek, CO
•Denver Gold Show – Colorado Springs, CO
•Nordic Funds and Mines – Stockholm, Sweden
•Atlantic One Fall Investment Summit 2025 – Monaco
•SCP Resource Finance: Global Silver Conference 2025 – Toronto
•New Orleans Investment Conference – New Orleans, LA
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•Swiss Mining Institute – Zurich
•NBF’s CEO Mining Conference – London, UK
•Morocco International Mining Congress - Marrakech
•121 Mining Investment – Dubai, UAE
•Scotiabank Mining Conference – Toronto

Additional Information
Director and Officer Indebtedness
We do not make loans to our directors or officers. Accordingly, there are no loans outstanding to any of them.
Director and Officer Liability Insurance
We maintain liability insurance for directors and officers. The annual premium paid in respect of this insurance is $231,392. The insurance program provides total coverage of $54,731,438, including $36,487,625 in ABC coverage and $18,243,813 in Side-A difference-in-conditions (DIC) coverage, subject to a deductible amount ranging between $364,876 and $729,753. The policy contains certain exclusions. No claim has ever been made.
Interest of Informed Persons in Material Transactions
Since the commencement of the Corporation’s most recently completed fiscal year, no Informed Person (as the term “Informed Person” is defined in Regulation 51-102), proposed director, or any associate or affiliate of any Informed Person or proposed director has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation or any of its subsidiaries.
Interest of Certain Persons or Companies in Matters to be Acted Upon
Other than as set forth in this Circular, no person who has been a director or executive officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.
Financial Information and Documents
Additional information for the financial year ended December 31, 2025, is provided in our consolidated financial statements and in the related management’s discussion and analysis of operating results. Copies of these and other documents, such as our Annual Information Form and Code of Conduct, as well as additional information relating to the Corporation are available under our SEDAR+ profile at www.sedarplus.ca and are also available on our website at www.ayagoldsilver.com.
You may also obtain a copy of the above-mentioned documents or any other policy or report of the Corporation free of charge upon request to our Corporate Secretary at:
Aya Gold & Silver Inc.
1320 Graham, suite 132
Town of Mount Royal (Québec) H3P 3C8
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Canada
All references to our website are for your information only and the information it contains is not part of this Circular.
Direct Registration System
You have the possibility to avail yourself of the Direct Registration System (known as DRS). DRS is a system that allows your Aya shares to be held in “book-entry” form without having a physical security certificate issued as evidence of ownership. Instead, your Aya shares are held in your name and registered electronically on TSX Trust Corporation’s records. Holders of securities in DRS (book-entry form) have all the traditional rights and privileges as holders of Aya shares in certificate form. For more information on the DRS, please contact TSX Trust Company at 1-888-486-7660 or 1-514-285-8457.
Approval of Directors
The contents and the sending of this Circular have been approved by the directors of the Corporation.
BY ORDER OF THE BOARD OF DIRECTORS
“Benoit La Salle”
Benoit La Salle, President & CEO
May 13, 2026
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SCHEDULE A:
BOARD OF DIRECTORS CHARTER

LAST UPDATED : May 2025

Board of Directors Charter

1) Purpose

The board of directors (the "**Board**") of Aya Gold & Silver Inc. (the "**Corporation**") is responsible for the supervision of the management of the Corporation's business and affairs. Although management conducts day-to-day operations, the Board has a duty of stewardship and periodically assesses and monitors management's performance.

Although directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. Directors' duties are towards the Corporation.

In carrying out its duties, the Board shall provide management with sound business guidance, calling upon the varied experiences and expertise of its members, each of which shall act honestly and in good faith with a view to the best interests of the Corporation while exercising the level of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in Board decisions.

From time to time, the Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities.

2) Composition

The Board of Directors shall be composed at all times of a majority of individuals who shall be "independent directors" in accordance with the requirements set out in applicable securities laws and stock exchange rules.

3) Responsibilities

Management is responsible for the day-to-day operations of the business and affairs of the Corporation. The Board relies on management to keep it apprised of all significant developments affecting the Corporation and its operations.

The Board will discharge its responsibilities directly and through its committees, currently consisting of an Audit and Risk Management Committee, a Nomination and Compensation Committee and an Environment, Social and Governance Committee. In addition, the Board may from time to time, appoint such additional committees as it deems necessary and appropriate in order to discharge its duties. Each committee shall have its own charter.

The Board's responsibilities include, without limitation to its general charter:

a) With respect to strategic planning

i) Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the Corporation's business;

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ii) Approving and monitoring the implementation of the Corporation's annual business plan;

iii) Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Corporation's business; and

iv) Reviewing management's implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration, among other things, applicable laws, Corporation policies and accepted practices in the mining industry.

b) With respect to human resources, performance assessment and succession planning

i) Choosing the Chief Executive Officer (the "**CEO**") and approving the appointment of other senior management executives;

ii) Adopting a succession planning process and participating in the selection, appointment, monitoring and evaluation of the CEO and other senior management executives;

iii) Adopting a process for the evaluation and compensation of the CEO and other senior management executives;

iv) Monitoring and assessing the performance of the CEO and of senior management executives and approving their compensation;

v) Approving the corporate objectives which form the basis for management's incentive compensation, and reviewing progress against those objectives;

vi) Monitoring the size and composition of the Board and its committees based on competencies, skills and personal qualities sought in Board members; and

vii) Approving the list of Board nominees for election by shareholders.

c) With respect to financial matters and internal controls

i) Overseeing the reliability and integrity of accounting principles and practices followed by management, the integrity of the Corporation's financial statements and other publicly reported financial information, and the disclosure principles and practices followed by management;

ii) Overseeing compliance with laws and regulations, audit and accounting principles and the Corporation's own governing documents;

iii) Reviewing and monitoring the integrity of the Corporation's internal controls and information systems and adopting appropriate internal and external audit and control systems and procedures;

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iv) Overseeing the process under which any document required to be disclosed or filed by the Corporation with securities regulatory authorities is prepared and approving the Corporation's financial statements and related management discussion and analysis of operating results, annual information forms, management proxy circulars and prospectuses;

v) Provide oversight to the overall process relating to (a) the reporting on the quantity and quality of the Corporation's mineral reserves and resources; (b) the material exploration, operating, development and technical activities; (c) the process for identifying and managing technical and operating risks; and (d) the review of all material activities related to new projects, project development and the closures of mining or exploration sites;

vii) Approving the Corporation's annual budget;

viii) Selecting, appointing, determining the independence and remuneration of the external auditor; and

ix) Declaring a dividend, if any.

d) With respect to corporate governance matters

i) Appointing annually, amongst the directors, the Chair of the Board;

ii) Taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation consistent with the Corporation's Code of Business Conduct and Ethics (the "**Code of Conduct**");

iii) Reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board and, where appropriate, measures for receiving stakeholder feedback;

iv) Appointing annually, the members and chair of each committee of the Board;

v) Approving the Code of Conduct, any amendment thereto and monitoring compliance with the Code of Conduct and the resolution of complaints related to the Code of Conduct;

vii) Establishing an annual performance assessment process for the Board and the Board committees;

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viii) Ensuring that the Board receives from management the information and input required to enable the Board to effectively perform its duties;

ix) Adopting orientation and continuing education programs for directors;

x) Identifying the competencies and skills required by the Board as a whole; and

xi) Determining whether or not individual directors meet the requirements for independence set out in applicable securities laws and stock exchange rules.

e) With respect to communication and reporting

i) Overseeing the Corporation's continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion and reviewing and approving any significant changes to the Corporation's disclosure policies; and

ii) Adopting policies and measures to facilitate effective communications with shareholders, other stakeholders and the public.

4) General Provisions

a) Meetings of the Board are held at least quarterly and as many additional times as the Board considers necessary to carry out its duties effectively. In addition, a special meeting of the Board is held at least annually to review the Corporation's strategic plan;

b) The Chair of the Board develops the agenda for each meeting of the Board in consultation with the CEO. The agenda and the appropriate material are provided to directors of the Corporation on a timely basis prior to any meeting of the Board;

c) At each Board meeting, independent directors shall meet without management and other non-independent directors present;

d) The Board shall annually review and assess the adequacy of its charter; and

e) The Board shall perform any other activities consistent with this charter, the Corporation's governing documents, applicable laws and stock exchange rules, and otherwise as the Board considers necessary or appropriate.

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